NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING
OF SHAREHOLDERS
AND
MANAGEMENT PROXY CIRCULAR
TO BE HELD ON JUNE 6, 2013.

DATED MAY 6, 2013

These materials are important and require your immediate attention. If you have questions or require assistance with voting your shares, you may contact Taseko's proxy solicitation agent:
Laurel Hill Advisory Group
North American Toll-Free Number: 1-877-452-7184
Banks Brokers or Collect Calls: 416-304-0211
Email: assistance@laurelhill.com

YOUR VOTE IS IMPORTANT. PLEASE VOTE YOUR PROXY TODAY.

1040 West Georgia, Suite 1500
Vancouver, British Columbia, V6E 4H1

INFORMATION CIRCULAR
as at May 2, 2013 except as otherwise indicated

This Information Circular is furnished in connection with the solicitation of proxies by the management of Taseko Mines Limited (the "Company") for use at the annual general and special meeting (the "Meeting") of its shareholders to be held on June 6, 2013 at the time and place and for the purposes set forth in the accompanying notice of the Meeting. In this Information Circular, references to "the Company", "we" and "our" refer to Taseko Mines Limited. "Common Shares" means common shares without par value in the capital of the Company. "Beneficial Shareholders" means shareholders who do not hold Common Shares in their own name and "intermediaries" refers to brokers, investment firms, clearing houses and similar entities that own securities on behalf of Beneficial Shareholders.

GENERAL PROXY INFORMATION

Solicitation of Proxies

The solicitation of proxies will be primarily by mail, but proxies may be solicited personally or by telephone by directors, officers and regular employees of the Company. The Company has also retained Laurel Hill Advisory Group ("Laurel Hill") to assist it in connection with the Company's communications with Shareholders. In connection with these services, Laurel Hill is expected to receive a fee of approximately $25,000, plus out-of-pocket expenses. The Company will bear all costs of this solicitation. We have arranged for intermediaries to forward the meeting materials to beneficial owners of the Common Shares held of record by those intermediaries and we may reimburse the intermediaries for their reasonable fees and disbursements in that regard.

Appointment of Proxyholders

The individuals named in the accompanying form of proxy (the "Proxy") are directors or officers of the Company. If you are a shareholder entitled to vote at the Meeting, you have the right to appoint a person or company other than either of the persons designated in the Proxy, who need not be a shareholder, to attend and act for you and on your behalf at the Meeting. You may do so either by inserting the name of that other person in the blank space provided in the Proxy or by completing and delivering another suitable form of proxy. If your shares are held in physical (i.e. paper) form and actually registered in your name, then you are a registered shareholder. However, if like most shareholders you keep your shares in a brokerage account, then you are a beneficial shareholder and the manner for voting is different for registered and beneficial shareholders, so you need to carefully read the instructions below.

Voting by Proxyholder

The persons named in the Proxy will vote or withhold from voting the Common Shares represented thereby in accordance with your instructions on any ballot that may be called for. If you specify a choice with respect to any matter to be acted upon, your Common Shares will be voted accordingly. The Proxy confers discretionary authority on the persons named therein with respect to:

(a)	each matter or group of matters identified therein for which a choice is not specified,

(b)	any amendment to or variation of any matter identified therein, and

(c)	any other matter that properly comes before the Meeting.

In respect of a matter for which a choice is not specified in the Proxy, the persons named in the Proxy will vote the Common Shares represented by the Proxy as recommended by Management.

Registered Shareholders

Registered Shareholders may wish to vote by proxy whether or not they are able to attend the Meeting in person. Registered Shareholders who choose to submit a proxy may do so using one of the following methods:

(a)

complete, date and sign the enclosed form of proxy and return it to the Company's transfer agent, Computershare Investor Services Inc. ("Computershare"), by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail to the 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1; or

(b)

use a touch-tone phone to transmit voting choices to a toll free number. Registered shareholders must follow the instructions of the voice response system and refer to the enclosed proxy form for the toll free number, the holder's account number and the proxy access number; or

(c)

use the internet through Computershare's website at www.investorvote.com. Registered Shareholders must follow the instructions that appear on the screen and refer to the enclosed proxy form for the holder's account number and the proxy access number.

In any case the Registered Shareholder must ensure the proxy is received at least 48 hours (excluding Saturdays, Sundays and statutory holidays) before the Meeting or the adjournment thereof at which the proxy is to be used.

Beneficial Shareholders

The following information is of significant importance to shareholders who do not hold Common Shares in their own name. Beneficial Shareholders should note that the only proxies that can be recognized and acted upon at the Meeting are those deposited by registered shareholders (those whose names appear on the records of the Corporation as the registered holders of Common Shares) or as set out in the following disclosure.

If Common Shares are listed in an account statement provided to a shareholder by a broker, then in almost all cases those Common Shares will not be registered in the shareholder's name on the records of the Corporation. Such Common Shares will more likely be registered in the name of the shareholder's broker or an agent of that broker (an "intermediary"). The vast majority of such Common Shares are registered, in Canada, under the name of CDS & Co. (the registration name for The Canadian Depository for Securities Limited, which acts as nominee for many Canadian brokerage firms), and, in the United States, under the name of Cede & Co. as nominee for The Depository Trust Company (which acts as depositary for many U.S. brokerage firms and custodian banks). Intermediaries are required to seek voting instructions from Beneficial Shareholders in advance of meetings of shareholders. Every intermediary has its own mailing procedures and provides its own return instructions to clients.

There are two kinds of Beneficial Shareholders: Objecting Beneficial Owners ("OBOs") who object to their name being made known to the issuers of securities they own; and Non-Objecting Beneficial Owners ("NOBOs") who do not object to the issuers of the securities they own knowing who they are. These security holder materials are sent to both registered and beneficial owners of the securities of the Company. If you are a beneficial owner, and the Company or its agent sent these materials directly to you, your name, address and information about your holdings of securities were obtained in accordance with applicable securities regulatory requirements from the intermediary holding securities on your behalf.

By choosing to send these materials to you directly, the Company (and not the intermediary holding securities on your behalf) has assumed responsibility for (i) delivering these materials to you, and (ii) executing your proper voting instructions. Please return your Voting Instruction Form ("VIF") as specified in the request for voting instructions sent to you.

Beneficial Shareholders who are OBOs should follow the instructions of their intermediary carefully to ensure that their Common Shares are voted at the Meeting.

The form of proxy supplied to you by your broker will be similar to the proxy provided to registered shareholders by the Company. However, its purpose is limited to instructing the intermediary on how to vote on your behalf. Most brokers now delegate responsibility for obtaining instructions from clients to Broadridge Financial Solutions, Inc. ("Broadridge") in Canada and in the United States. Broadridge mails a VIF in lieu of a proxy provided by the Company. The VIF will name the same persons as the Company's Proxy to represent you at the Meeting. You have the right to appoint a person (who need not be a Beneficial Shareholder of the Company), different from those persons designated in the VIF, to represent you at the Meeting. To exercise this right, insert the name of the desired representative in the blank space provided in the VIF. The completed VIF must then be returned to Broadridge in accordance with the instructions set out in the VIF and this Information Circular. Once it has received all VIFs sent in, Broadridge then tabulates the results of all instructions received and provides appropriate instructions respecting the voting of Common Shares to be represented at the Meeting. If you receive a VIF from Broadridge, it must be completed and returned to Broadridge, in accordance with Broadridge's instructions, well in advance of the Meeting in order to: (a) have your Common Shares voted as per your instructions, or (b) to have any alternate representative chosen by you duly appointed to attend and vote your Common Shares at the Meeting.

Alternatively, you can request in writing that your broker send you a legal proxy which would enable you, or a person designated by you, to attend at the Meeting and vote your Common Shares.

Notice to Shareholders in the United States

The solicitation of proxies and the transactions contemplated in this Information Circular involve securities of an issuer located in Canada and are being effected in accordance with the corporate laws of the Province of British Columbia, Canada and securities laws of the provinces of Canada. The proxy solicitation rules under the United States Securities Exchange Act of 1934, as amended, are not applicable to the Company or this solicitation, and this solicitation has been prepared in accordance with the disclosure requirements of the securities laws of the provinces of Canada. Shareholders should be aware that disclosure requirements under the securities laws of the provinces of Canada differ from the disclosure requirements under United States securities laws.

The enforcement by Shareholders of civil liabilities under United States federal securities laws may be affected adversely by the fact that the Company is incorporated under the Business Corporations Act (British Columbia), as amended, all but two of its directors and its executive officers are residents of Canada, and substantially all of its assets and the assets of such persons are located outside the United States. Shareholders may not be able to sue a foreign company or its officers or directors in a foreign court for violations of United States federal securities laws. It may be difficult to compel a foreign company and its officers and directors to subject themselves to a judgment by a United States court.

Revocation of Proxies

In addition to revocation in any other manner permitted by law, a registered shareholder who has given a proxy may revoke it by:

(a)

executing a proxy bearing a later date or by executing a valid notice of revocation, either of the foregoing to be executed by the registered shareholder or the registered shareholder's authorized attorney in writing or, if the shareholder is a corporation, under its corporate seal by an officer or attorney duly authorized, and by delivering the proxy bearing a later date to Computershare by fax within North America at 1-866-249-7775, outside North America at (416) 263-9524, or by mail or by hand delivery at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, at any time up to and including the last business day that precedes the day of the Meeting or, if the Meeting is adjourned, the last business day that precedes any reconvening thereof, or to the chairman of the Meeting on the day of the Meeting or any reconvening thereof, or in any other manner provided by law, or

(b)	personally attending the Meeting and voting the registered shareholder's Common Shares.

A revocation of a proxy will not affect a matter on which a vote is taken before the revocation.

INTEREST OF CERTAIN PERSONS OR COMPANIES IN MATTERS TO BE ACTED UPON

No director or executive officer of the Company, or any person who has held such a position since the beginning of the last completed financial year of the Company, nor any nominee for election as a director of the Company, nor any associate or affiliate of the foregoing persons, has any substantial or material interest, direct or indirect, by way of beneficial ownership of securities or otherwise, in any matter to be acted on at the Meeting other than the election of directors and as may be set out herein.

VOTING SECURITIES AND PRINCIPAL HOLDERS OF VOTING SECURITIES

The Common Shares of the Company are listed for trading on the Toronto Stock Exchange (the "TSX") and on the NYSE MKT Exchange ("NYSE MKT"). The board of directors (the "Board") of the Company has fixed May 2, 2013 as the record date (the "Record Date") for determination of persons entitled to receive notice of the Meeting. Only shareholders of record at the close of business on the Record Date who either attend the Meeting personally or complete, sign and deliver a form of proxy in the manner and subject to the provisions described above will be entitled to vote or to have their Common Shares voted at the Meeting.

As of the date of the Record Date, there were 192,144,955 Common Shares issued and outstanding, each carrying the right to one vote. No group of shareholders has the right to elect a specified number of directors, nor are there cumulative or similar voting rights attached to the Common Shares.

With the exception of the shareholders mentioned below, the directors and executive officers of the Company do not know of any person or corporation beneficially owning, directly or indirectly, or exercising control or direction over, Common Shares carrying more than 10% of the voting rights attached to all outstanding Common of the Company as at May 2, 2013.

As of May 2, 2013, RS Investment Management Co. LLC, an independent subsidiary of Guardian Investor Services LLC (GIS) and a wholly owned subsidiary of The Guardian Life Insurance Company of America, held 31,870,673 common shares, which represents 16.7% of the outstanding common shares of the Company.

FINANCIAL STATEMENTS

The audited consolidated financial statements of the Company for the fiscal year ended December 31, 2012, report of the auditor, related management discussion and analysis and annual information form will be placed before the Meeting. The Company's Annual Information Form is specifically incorporated by reference into, and forms an integral part of, this Information Circular. These documents have all been filed with the securities commissions or similar regulatory authorities in British Columbia, Alberta, Saskatchewan, Manitoba, Ontario, Quebec, New Brunswick, Nova Scotia, Prince Edward Island and Newfoundland. Copies of the documents may be obtained by a Shareholder upon request without charge from Investor Relations, Taseko Mines Limited, Suite 1500 – 1040 West Georgia, Vancouver, British Columbia, V6E 4H1, telephone: 778-373-4533 or 1-800-667-2114. These documents are also available through the Internet on SEDAR at www.sedar.com.

VOTES NECESSARY TO PASS RESOLUTIONS

With respect to the election of directors, there are nine director positions to be filled. If there are more nominees for election as directors than there are vacancies to fill, the nine nominees receiving the greatest number of votes will be elected. If the number of nominees for election is equal to the number of vacancies to be filled, all such nominees will be declared elected by acclamation. Subject to the majority vote policy described below, the nine nominees receiving the highest number of votes are elected, even if a director gets fewer "for" votes than "withhold" votes. Similarly, unless there is a nomination from the floor for an alternative auditor, the auditor proposed by management will be elected. A simple majority of affirmative votes cast at the Meeting is required to pass the other resolutions described herein, except for the resolutions to approve (i) the adoption of an advance notice provision, and the corresponding amendment to the Company's Articles and (ii) the resolution to approve the increase in the quorum requirements and the corresponding amendment to the Company's Articles, which both require approval by special resolution. A special resolution is a resolution passed by at least two-thirds (66.67%) of the votes cast on the resolution. See "Particulars of Matters to be Acted Upon".

ELECTION OF DIRECTORS

The size of the Company's Board is currently set at nine based on that number having been elected at the 2012 annual shareholders meeting.

The term of office of each of the current directors will end at the conclusion of the Meeting. Unless the director's office is vacated earlier in accordance with the provisions of the Business Corporations Act (British Columbia) ("BCA"), each director elected will hold office until the conclusion of the next annual general meeting of the Company or, if no director is then elected, until a successor is elected.

Majority Vote Policy

The Board has adopted a policy that if the votes in favour of the election of an individual director nominee at a meeting of shareholders represent less than the number voted "withhold," the nominee will submit his or her resignation promptly after the Meeting for consideration of the Nominating and Governance Committee. The Nominating and Governance Committee will make a recommendation to the Board after reviewing the matter, and the Board will then decide whether to accept or reject the resignation. The Board's decision to accept or reject the resignation offer will be disclosed to the Shareholders. The nominee will not participate in any Nominating and Governance Committee deliberations on the resignation offer. The policy does not apply in circumstances involving contested director elections.

The following table sets out the names of management's nine nominees for election as directors, all major offices and positions with the Company and any of its significant affiliates each now holds, the period of time during which each has been a director of the Company and the number of Common Shares of the Company beneficially owned by each, directly or indirectly, or over which each exercises control or direction. The share ownership information was supplied to the Company by insider reports available at www.sedi.ca as of the Record Date of May 2, 2013.

Nominee Position with the Company and Province or State and Country of Residence	Period as a Director of the Company	Common Shares Beneficially Owned or Controlled
William P. Armstrong Director British Columbia, Canada	Since May 2006	69,500 Common Shares 481,000 Options
T. Barry Coughlan Director British Columbia, Canada	Since February 2001	63,000 Common Shares 441,000 Options
Scott D. Cousens Director British Columbia, Canada	Since October 1992	501,000 Options
Robert A. Dickinson Director British Columbia, Canada	Since January 1991	703,186 Common Shares 451,000 Options
Russell E. Hallbauer President, Chief Executive Officer and Director British Columbia, Canada	Since July 2005	1,514,360 Common Shares 1,907,500 Options
Wayne Kirk Director Washington, USA	Since July 2004	92,000 Common Shares 359,000 Options 33,960 Deferred Share Units
Alexander G. Morrison Director Colorado, USA	Since April 2011	8,300 Common Shares 200,000 Options 33,960 Deferred Share Units
Richard A. Mundie Director British Columbia, Canada	Since January 2010	300,000 Options 31,450 Deferred Share Units
Ronald W. Thiessen Chairman of the Board and Director British Columbia, Canada	Since October 1993	1,183,443 Common Shares 670,000 Options 33,960 Deferred Share Units

Penalties, Sanctions and Orders

Except as disclosed below, within the last 10 years before the date of this Information Circular, no proposed nominee for election as a director of the Company was a director or executive officer of any company (including the Company in respect of which this Information Circular is prepared) or acted in that capacity for a company that was:

(a)	subject to a cease trade or similar order or an order denying the relevant company access to any exemptions under securities legislation, for more than 30 consecutive days;

(b)

subject to an event that resulted, after the director or executive officer ceased to be a director or executive officer, in the company being the subject of a cease trade or similar order or an order that denied the relevant company access to any exemption under the securities legislation, for a period of more than 30 consecutive days;

(c)

within a year of that person ceasing to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets; or has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold the assets of the proposed director;

(d)

subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority; or

(e)

subject to any other penalties or sanctions imposed by a court or a regulatory body that would likely be considered important to a reasonable securityholder in deciding whether to vote for a proposed director.

In September, 2012, Great Basin Gold Ltd. ("GBG"), a company for which Messrs. T. Barry Coughlan and Ronald W. Thiessen were at the time, and currently remain directors and for which Mr. Wayne Kirk was at that time a former director having resigned as a director in January, 2012, filed for creditor protection under the Companies Creditors Arrangement Act ("CCAA") in Canada, as well, GBG's principal South African subsidiary Southgold Exploration (Pty) Ltd. ("Southgold"), filed for protection under the South African Companies Act business rescue procedures. The two insolvency proceedings were primarily caused by production ramp-up shortfalls at GBG's newly opened Burnstone Mine due to unforeseen ground faulting and water control problems, combined with gold productions shortfalls at GBG's Nevada Hollister trial mine. These production shortfalls caused a cash-flow deficiency which caused GBG and Southgold to default under certain term loan agreements with an aggregate value of approximately $200 million. The default of these term loan agreements in turn cause GBG to default under the terms of a class of listed debentures with an aggregate value of approximately $126 million in principal. The outcome of the insolvency proceedings insofar as the potential for financial recovery by creditors and shareholders of GBG is not yet ascertainable.

Directorship

Several directors of the Company also serve as directors of one or more other resource companies involved in mineral exploration and/or development. It may occur from time to time that, as a consequence of his activity in the mineral industry and serving on such other boards, a director may become aware of potential resource property opportunities which are of interest to more than one of the companies on whose boards that person serves. Furthermore, it is possible that the directors of the Company and the directors of one or more such other companies (many of which are described herein) may also agree to allow joint participation on the Company's properties or the properties of that other company. Accordingly, situations may arise in the ordinary course which involve a director in an actual or potential conflict of interest, as well as issues in connection with the general obligation of a director to make corporate opportunities available to the company on whose board the director serves. In all such events, any director is required to disclose a financial interest in a contract or transaction by virtue of office, employment or security holdings or other such interest in another company or in a property interest under consideration by the Board, and is obliged to abstain from voting as a director of the Company in respect of any transaction involving that other company or in respect of any property in which an interest is held by him. The directors will use their best business judgment to avoid situations where conflicts or corporate opportunity issues might arise, and they must at all times fulfil their duties to act honestly and in the best interests of the Company as required by law.

Biographical Information

The following information as to principal occupation, business or employment is not within the knowledge of the management of the Company and has been furnished by the respective nominees. Each nominee has held the same or a similar principal occupation with the organization indicated or a predecessor thereof for the last five years unless otherwise indicated.

William P. Armstrong, P.Eng. – Director

Mr. Armstrong earned his Bachelors and Masters degrees in Geological Engineering from the University of British Columbia and has more than 45 years experience in the mining industry. He recently retired from Teck Cominco Ltd., where he was General Manager, Resource Evaluations, and was responsible for the evaluation of potential acquisitions and divestitures. He was also responsible for the company's mineral reserves and resources. During his career with Cominco Ltd., and Teck Cominco Ltd., Mr. Armstrong was involved in feasibility studies, construction and operation of a large number of mines, including coal deposits, underground and open pit base metal mines and precious metal mines.

Mr. Armstrong is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Euromax Resources Ltd.	Director	October 2011	February 2012
Hansa Resources Ltd.	Director	August 2008	April 2010
Taseko Mines Limited	Director	May 2006	Present

T. Barry Coughlan, B.A. – Director

Barry Coughlan is a self-employed businessman and senior executive with international experience who has been involved in the financing and management of publicly traded companies for over 25 years. During this period, Mr. Coughlan has been involved in the financing of over thirty private companies and their subsequent listing on both International and North American markets. His principal occupation is President and Director of TBC Ventures Ltd., a private investment company.

Mr. Coughlan is, or was within the past five years, an officer and or a director of the following companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	February 2009	Present
Creso Exploration Inc.	Director	July 2010	October 2010
Farallon Mining Ltd.	Director	March 1998	January 2011
Great Basin Gold Ltd.	Director	February 1998	Present
ICN Resources Ltd. (formerly Icon Industries Ltd.)	President and CEO	September 1991	November 2009
	Director	September 1991	January 2010
Northcliff Resources Ltd.	Director	June 2011	Present
Quadro Resources Ltd. (formerly	President, CEO and	June 1986	Present

Company	Positions Held	From	To
Tri-Gold Resources Corp.)	Director
Quartz Mountain Resources Ltd.	Director	January 2005	December 2011
Rathdowney Resources Ltd.	Director	March 2011	Present
Taseko Mines Limited	Director	February 2001	Present
Vatic Ventures Corporation	Director	January 2011	Present

Scott D. Cousens – Director

Scott Cousens provides management, technical and financial services to a number of publicly-traded companies as indicated below. Since 1991 Mr. Cousens' principal occupation has been his role as a director of Hunter Dickinson Inc. ("HDI"), and its wholly-owned subsidiary Hunter Dickinson Services Inc. ("HDSI"), a company providing management and administrative services to several publicly-traded companies (including Taseko). Mr. Cousens' focus has been the development of relationships within the international investment community. Substantial financings and subsequent corporate success has established strong ties with North American, European and Asian investors.

Mr. Cousens is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	September 1996	June 2009
Continental Minerals Corporation	Director	June 1994	April 2011
Heatherdale Resources Ltd.	Director	November 2009	Present
	Chairman	November 2009	Present
Northern Dynasty Minerals Ltd.	Director	June 1996	Present
Northcliff Resources Ltd.	Director	June 2011	February 2012
	Director	May 2012	Present
Quartz Mountain Resources Ltd.	Director	November 2012	Present
	Chairman	November 2012	Present
Rathdowney Resources Ltd.	Director	June 2011	Present
Rockwell Diamonds Inc.	Director	November 2000	November 2008
Taseko Mines Limited	Director	October 1992	Present

Robert A. Dickinson, B.Sc., M.Sc. - Director

Robert Dickinson is an economic geologist who has been actively involved in mineral exploration and mine development for over 40 years. He is Chairman of HDI and HDSI as well as a director and member of the management team of a number of public companies associated with HDSI. He is also President and Director of United Mineral Services Ltd., a private resources company. He also serves as a Director of Britannia Mine Museum and Trustee of the BC Mineral Resources Education Program.

Mr. Dickinson is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	April 1993	Present
	Chairman	April 2004	Present
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	October 2004	June 2009
	Co-Chairman	October 2004	June 2009
Continental Minerals Corporation	Director	June 2004	April 2011
Curis Resources Ltd.	Director	November 2010	November 2012
	Chairman	November 2010	December 2010
Detour Gold Corporation	Director	August 2006	February 2009
Heatherdale Resources Ltd.	Director	November 2009	Present
Northcliff Resources Ltd.	Director	June 2011	Present
	Chairman	June 2011	January 2013
Northern Dynasty Minerals Ltd.	Director	June 1994	Present
	Chairman	April 2004	Present
Quartz Mountain Resources Ltd.	Director	December 2003	Present
	Chairman	December 2011	November 2012
Rathdowney Resources Ltd.	Director	March 2011	December 2011
	Chairman	March 2011	December 2011
Taseko Mines Limited	Director	January 1991	Present

Russell E. Hallbauer, P.Eng. – Director, President and CEO

Mr. Hallbauer graduated from the Colorado School of Mines with a B.Sc. in Mining Engineering in 1979. He is a Registered Professional Engineer with the Association of Professional Engineers of British Columbia. He has been a member of the Canadian Institute of Mining and Metallurgy since 1975 and is a director and former chairman of the Mining Association of B.C.

In 1983, he joined Teck Corporation's Bullmoose mine, advancing through Engineering and Supervisory positions to become Mine Superintendent in 1987, and in 1992, became General Manager of Quintette. In 1995, he assumed new responsibilities in Vancouver when he was appointed General Manager, Coal Operations, overseeing Teck's three operating coal mines in the Province. In 2002, he was appointed General Manager, Base Metal Joint Ventures, responsible for Teck Cominco's interests in Highland Valley Copper, Antamina in Peru, and Louvicourt in Quebec. Mr. Hallbauer is a director of Hunter Dickinson Services Inc. (and Hunter Dickinson Inc.), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Hallbauer is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Curis Resources Ltd.	Chairman	December 2010	September 2012
	Co-Chairman	September 2012	Present
	Director	November 2010	Present
Northern Dynasty Minerals Ltd.	Director	April 2008	Present
Taseko Mines Limited	President/CEO/Director	July 2005	Present

Wayne Kirk, LLB – Director

Mr. Kirk is a retired attorney and professional consultant. With over 40 years professional experience he also has over 9 years senior executive experience in the mining industry.

Mr. Kirk is a citizen of the United States and is a resident of the state of Washington. A Harvard University graduate, Mr. Kirk received his law degree in 1968. From 1992 to 2001 Mr. Kirk was the Vice President, General Counsel and Corporate Secretary of Homestake Mining Company. Prior to his retirement in June 2004 he spent two years as Special Counsel for the law firm, Thelen Reid & Priest, in San Francisco.

Mr. Kirk is, or within the past five years was, a director of the following public companies:

Company	Positions Held	From	To
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	July 2005	September 2011
Gabriel Resources Ltd.	Director	June 2008	Present
Great Basin Gold Ltd.	Director	July 2004	January 2012
Luna Gold Corporation	Director	May 2012	Present
Northern Dynasty Minerals Ltd.	Director	July 2004	Present
Taseko Mines Limited	Director	July 2004	Present

Alexander G. Morrison, CA - Director

Mr. Morrison is a mining executive and Chartered Accountant with over 25 years of experience in the mining industry.

Mr. Morrison is a citizen of the United States and is a resident of the state of Colorado.

Mr. Morrison has held senior executive positions at a number of mining companies, most recently serving as Vice President and Chief Financial Officer of Franco-Nevada Corporation from 2007 to 2010. From 2002 to 2007, Mr. Morrison held increasingly senior positions at Newmont Mining Corporation, including Vice President, Operations Services and Vice President, Information Technology. Prior to that, Mr. Morrison was Vice President and Chief Financial Officer of NovaGold Resources Inc., Vice President and Controller of Homestake Mining Company and held senior financial positions at Phelps Dodge Corporation and Stillwater Mining Company. Mr. Morrison began his career with PricewaterhouseCoopers LLP after obtaining his Bachelor of Arts in Business Administration from Trinity Western University.

Mr. Morrison is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Detour Gold Corporation	Director	May 2010	Present
Franco-Nevada Corporation	Chief Financial Officer	January 2008	April 2010
Pershing Gold Corporation	Director	November 2012	Present
Taseko Mines Limited	Director	April 2011	Present

Richard A. Mundie, CA – Director

Mr. Mundie is a Chartered Accountant with a Bachelor of Commerce degree from the University of British Columbia. Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years in key organizations in British Columbia and overseas. From 2005 to 2007, he was Vice President, Asia Affairs and Chief Representative (China), for Teck Cominco Limited. In this role, he was active in the international mining community and participated in several joint programs to build stronger relationships with the Chinese Government.

Mr. Mundie also held the position of Vice President – Commercial for a period of ten years with Teck Cominco. In this role, he was responsible for marketing the company's commercial mineral products, gaining invaluable experience in Europe, South America, United States, Japan, Korea, and Taiwan.

Between 1983 and 1995, he held a number of financial and leadership positions with Cominco and in 1992, he assumed the role of Director of Business Development with wide responsibilities for mergers, acquisitions and divestitures. Earlier career positions included a number of finance related roles in the resources sector, transport and public accounting with PricewaterhouseCoopers LLP.

Mr. Mundie is, or within the past five years was, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Far West Mining Ltd.	Director	August 2010	June 2011
Mundoro Capital Inc.	Director	May 2010	December 2010
Panoro Minerals Ltd.	Director	March 2010	Present
Taseko Mines Limited	Director	January 2010	Present

Ronald W. Thiessen, CA – Chairman of the Board and Director

Mr. Thiessen is a Chartered Accountant with professional experience in finance, taxation, mergers, acquisitions and re-organizations. Since 1986, Mr. Thiessen has been involved in the acquisition and financing of mining and mineral exploration companies. Mr. Thiessen is a director of HDSI (and HDI), a company providing management and administrative services to several publicly-traded companies (including Taseko), and focuses on directing corporate development and financing activities.

Mr. Thiessen is, or was within the past five years, an officer and/or director of the following public companies:

Company	Positions Held	From	To
Amarc Resources Ltd.	Director	September 1995	Present
	President and Chief	September 2000	Present

Company	Positions Held	From	To
Executive Officer
Atlatsa Resources Corporation (formerly Anooraq Resources Corporation)	Director	April 1996	July 2011
Continental Minerals Corporation	Director	November 1995	April 2011
	Co-Chairman	January 2006	April 2011
Detour Gold Corporation	Director	July 2006	May 2012
	Chairman	July 2006	March 2009
Farallon Mining Ltd.	Director	August 1994	January 2011
	Chairman	December 2005	January 2011
Great Basin Gold Ltd.	Director	October 1993	Present
	Chairman	November 2006	Present
Northern Dynasty Minerals Ltd.	Director	November 1995	Present
	President and Chief Executive Officer	November 2001	Present
Quartz Mountain Resources Ltd.	Director	December 2011	Present
	President and Chief Executive Officer	December 2011	Present
Taseko Mines Limited	Director	October 1993	Present
	Chairman	May 2006	Present

APPOINTMENT OF AUDITOR

KPMG LLP, Chartered Accountants, of P.O. Box 10426, 777 Dunsmuir Street, Vancouver, British Columbia, V7Y 1K3 will be nominated at the Meeting for reappointment as auditor of the Company. KPMG LLP has been auditor of the Company since November 19, 1999.

CORPORATE GOVERNANCE

Mandate of the Board of Directors

The Board has adopted a formal mandate as outlined in the Corporate Governance Policies and Procedures Manual (the "Manual"), most recently amended by the Board on January 15, 2013. The Manual mandates the Board to: (i) assume responsibility for the overall stewardship and development of the Company and monitor its business decisions, (ii) identify the principal risks and opportunities of the Company's business and ensure the implementation of appropriate systems to manage these risks, (iii) oversee ethical management and succession planning, including appointing, training and monitoring senior management and directors, and (iv) oversee the integrity of the Company's internal financial controls and management information systems. In addition, the Manual has written charters for each committee. Further, the Manual encourages but does not require continuing education for its directors and it contains a code of ethics and policies dealing with issuance of news releases and disclosure documents, as well as share trading black-outs. A copy of the Manual is available for review at the Company's website (www.tasekomines.com).

Composition of the Board of Directors

The applicable corporate governance policies require that the Board determine the status of each director as independent or not, based on each director's interest in or other relationship with the corporation. The policies recommend that an exchange listed company's board of directors have a majority of directors who qualify as independent directors (as defined below). The Board should also examine its size with a view to determining the impact of the number of directors upon the effectiveness of the Board, and the Board should implement a system which enables an individual director to engage an outside advisor at the expense of the Company in appropriate circumstances. The Company's policies allow for retention of independent advisors for Board members when they consider it advisable.

Under the Company's policies, an "independent" director is one who "has no direct or indirect material relationship" with the Company. Generally speaking, a director is independent if he or she is free from any employment, business or other relationship which could, or could reasonably be expected to materially interfere with the exercise of the director's independent judgement. A material relationship includes having been (or having a family member who has been) within the last three years an employee or executive of the Company or having been employed by the Company's external auditor. An individual who, or whose family member, is or has been within the last three years, an executive officer of an entity, where any of the Company's current executive officers served at the same time on that entity's compensation committee, is deemed to have a material relationship, as is any individual who (or whose family members or partners) received directly or indirectly, any consulting, advisory, accounting or legal fee or investment banking compensation from the Company (other than compensation for acting as a director or as a part time chairman or vice-chairman).

The Board proposes nine nominees for the office of director of whom five have been determined by the Board to be "independent" directors. The "independent" nominees are T. Barry Coughlan, Wayne Kirk, Richard A. Mundie, Alexander G. Morrison and William P. Armstrong. These nominees are considered independent by virtue of not being executive officers of the Company and having received no compensation other than in their role as directors. The non-independent directors (and the reasons for that status) are Scott D. Cousens (provides capital finance and investor communications services), Robert A. Dickinson (former Chairman and Co-Chairman of the Board and provides geological consulting services), Russell E. Hallbauer (President and Chief Executive Officer), and Ronald W. Thiessen (Chairman of the Board and provides management services).

All directors, other than Mr. Armstrong, Mr. Mundie and Mr. Morrison, serve together on boards of directors of other publicly traded companies affiliated with a private management company, Hunter Dickinson Services Inc. ("HDSI"). As described in the Company's Annual Information Form filed on SEDAR on March 26, 2013, HDSI is a private company which until recently was owned by several public resource companies, one of which was Taseko. Some members of the executive management of the Company are also principals of HDSI (including Messrs. Hallbauer, Cousens, Dickinson and Thiessen) and HDSI invoices Taseko for their executive services as well as other services, including geological, accounting and administrative services, on a cost recovery basis. Other than Mr. Hallbauer, none of the other directors of the Company devotes substantially full time efforts to the Company.

The Board established a Nominating and Governance Committee to formalize the process of ensuring high calibre directors and proper director succession planning. This Committee consists of Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison, each of whom is independent (see above), and it was this committee that considered and recommended re-election of the current Board.

The Board monitors the activities of senior management through regular meetings and discussions amongst the Board members and between the Board members and senior management. The Board is of the view that its communication policy among senior management, Board members and shareholders is good. The Board has also established a practice of holding regularly scheduled meetings of the independent directors without non-independent directors and management present following all regularly scheduled Board meetings. In 2012 three such meetings took place. The Board also encourages independent directors to bring up and discuss any issues or concerns they may have and the Board is advised of and addresses any such issues or concerns raised thereby. The Board has appointed Alexander G. Morrison as Lead Director, and as such Mr. Morrison's mandate includes ensuring that the Board carries out its responsibilities effectively and independently from management.

The Board believes that adequate structures and processes are in place to facilitate the functioning of the Board with a sufficient level of independence from the Company's management. The Board is satisfied with the integrity of the Company's internal control and financial management information systems.

Committees of the Board of Directors

Corporate governance policies requires that (i) the Audit and Risk committee of every board of directors must be composed only of independent directors, and the role of the Audit and Risk committee must be specifically defined and include the responsibility for overseeing management's system of internal control, (ii) the Audit and Risk committee have direct access to the corporation's external auditor, and suggest that (iii) the Compensation and Nominating and Governance committees of the board of directors of a listed company should be composed of all independent directors, and that other committees, generally be composed of at least a majority of independent directors, and (iv) every board of directors expressly assume responsibility, or assign to a committee of directors responsibility, for development of the corporation's approach to governance issues.

As well as an Audit and Risk Committee, the Board also has a Compensation Committee, a Nominating and Governance Committee, an Environmental Health and Safety Committee, an Investment Committee and an Executive Committee. For information concerning the Audit and Risk Committee please see pages 57 and 58, and Appendix A, of the Company's Annual Information Form filed on SEDAR on March 26, 2013.

Compensation Committee

The Board has established a Compensation Committee to assist the Board in carrying out its responsibilities relating to executive and director compensation, as well as the fiduciary oversight of the Company's non-executive employee compensation plans. The Compensation Committee performs all duties relating to this mandate, including the annual review and recommendation to the Board on various forms of compensation and related program considerations, including director's pay for service on the Board and on other committees. The Compensation Committee is also responsible for the granting of stock options and other equity based compensation, evaluation of the performance of Officers and the review of succession plans with the Chairman and Chief Executive Officer, and oversight of the performance evaluation and incentive compensation of non-Officer employees. The Compensation Committee also recommends to the Nominating and Corporate Governance Committee the qualifications and criteria for membership on the Committee.

The Compensation Committee is currently composed of T. Barry Coughlan (Chairman), William P. Armstrong and Richard A. Mundie, all of whom are independent directors. During 2012, the committee met eleven times. As a result of their education and experience, each member of the Compensation Committee has familiarity with, an understanding of, or experience in compensation-related matters for Officer and non-Officer personnel as well as the administration of equity-based compensation. Specifically:

  Mr. Coughlan (Chairman of the Compensation Committee) is a director of a number of public companies and also serves on the Chairman of the Compensation Committees on three publicly traded companies.

  Mr. Armstrong has more than 45 years of mining operations experience.

  Mr. Mundie has held a number of senior leadership positions in the mining sector for over 25 years.

See disclosure under "Biographical Information of Nominees for Director" for relevant education and experience of members of the Compensation Committee.

The Compensation Committee charter is included in the Manual. This charter is available for viewing at the Company's website at www.tasekomines.com.

Nominating and Governance Committee

The Board has established a Nominating and Governance Committee consisting of Wayne Kirk (Chairman), T. Barry Coughlan and Alexander G. Morrison. The Nominating and Governance Committee charter is included in the Manual. This charter is available for viewing at the Company's website at www.tasekomines.com.

The Nominating and Governance Committee is given the responsibility of developing and recommending to the Board the Company's approach to corporate governance and assists members of the Board in carrying out their duties. The Nominating and Governance Committee also reviews with the Board the rules and policies applicable to governance of the Company to assure the Company remains in full compliance with proper governance practices.

The nominating function of the Nominating and Governance Committee is to evaluate and recommend to the Board the size of the Board and persons as nominees for the position of a director of the Company. The Company also has formal procedures for assessing the effectiveness of Board committees as well as the Board as a whole. This function is carried out annually by/or under supervision of the Nominating and Governance Committee, and those evaluations and assessments are then provided to the Board.

Investment Committee

The Board has established an Investment Committee consisting of Russell E. Hallbauer (Chairman), William P. Armstrong, Ronald W. Thiessen and Wayne Kirk. The Investment Committee charter is included in the Manual and is available for viewing at the Company's website at www.tasekomines.com. The function of the Investment Committee is to review certain investment and/or financial transactions brought forth by management and make recommendations to the Board.

Executive Committee

The Board has established an Executive Committee consisting of Russell E. Hallbauer (Chairman), William P. Armstrong, T. Barry Coughlan and Ronald W. Thiessen. The Executive Committee charter is included in the Manual and is available for viewing at the Company's website www.tasekomines.com. The Executive Committee reviews and authorizes certain capital expenditures and exercises certain of the Board's powers in circumstances where the full Board cannot be convened on a timely basis.

Environmental, Health and Safety Committee

The Board has established an Environmental, Health and Safety Committee consisting of William P. Armstrong (Chairman), Alexander G. Morrison and Richard A. Mundie. The Environmental, Health and Safety Committee charter is included in the Manual and is available for viewing at the Company's website at www.tasekomines.com. The Environmental, Health and Safety Committee reviews and monitors environmental, health and safety issues relevant to the Company.

Board Decisions

Good governance policies require the board of directors of a listed company, together with its chief executive officer, to develop position descriptions for the chair of each Board committee, for the Chairman of the Board, and for the chief executive officer, including the definition of limits to management's responsibilities. Any responsibility which is not delegated to senior management or to a Committee of the Board remains with the full Board. The Board has approved written position descriptions for the Chairman of the Board and the Chairmen of Board Committees.

The Board generally requires that all material transactions (including those in excess of $5,000,000) receive prior Board approval. In this regard, virtually all financing transactions are considered material to the Company. Any property acquisitions and significant exploration programs in excess of $5,000,000 must also receive approval of the plenary Board. The Company's Manual includes provisions that deal with these and other related items.

Governance Policies for Board of Directors and Directors' Attendance at Meetings

Good governance policies require that (i) the board of directors of every listed company implement a process for assessing the effectiveness of the board of directors and the committees of the board and the contribution of individual directors, (ii) every company provide an orientation and education program for new directors, and (iii) the board of every listed company review the adequacy and form of compensation of directors and ensure that the compensation realistically reflects the responsibilities and risks involved in being an effective director.

As noted above, the Nominating and Governance Committee has developed a formal procedure for assessing and evaluating effectiveness of committees as well as the Board as a whole. This function is carried out annually by or under supervision of the Nominating and Governance Committee.

The following table sets forth the record of attendance of Board and committee meetings by the Directors for the fiscal year ended December 31, 2012.

Director	Board Meetings	Audit and Risk Committee	Nominating and Governance Committee	Compensation Committee	Environmental Health and Safety Committee	Investment Committee	Executive Committee
William P. Armstrong (1)	6 of 6	N/A	N/A	11 of 11	3 of 3	N/A	N/A
T. Barry Coughlan (2)	6 of 6	N/A	1 of 2	11 of 11	N/A	N/A	N/A
Scott D. Cousens	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
Robert A. Dickinson	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
Russell E. Hallbauer (4)	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A
Wayne Kirk (5)	6 of 6	5 of 5	2 of 2	N/A	N/A	N/A	N/A
Alexander G. Morrison	5 of 6	5 of 5	2 of 2	N/A	3 of 3	N/A	N/A
Richard A. Mundie(3)	6 of 6	5 of 5	N/A	7 of 11	3 of 3	N/A	N/A
Ronald W. Thiessen	6 of 6	N/A	N/A	N/A	N/A	N/A	N/A

Notes:

(1)	Environmental, Health and Safety Committee Chairman

(2)	Compensation Committee Chairman

(3)	Audit and Risk Committee Chairman

(4)	Investment Committee and Executive Committee Chairman

(5)	Nominating and Governance Committee Chairman

Other Directorships

See Biographies under Election of Directors above in this Information Circular for details of other reporting issuers of which each director is a director or officer.

Orientation and Continuing Education

When new directors are appointed, they receive orientation, commensurate with their previous experience, on the Company's properties, business, technology and industry and on the responsibilities of directors. Board meetings also include presentations by the Company's management and employees to give the directors additional insight into the Company's business.

Ethical Business Conduct

The Board has adopted an ethics policy which is included in the Manual and is available on the Company's website. The Board has implemented an annual procedure whereby directors, senior officers and department heads within the Company sign off on, and certify that they have read and understand the Company's code of ethics and that they are unaware of any violations thereof. Each department head would ensure that the code of ethics is complied with within his or her department. In addition, the Board has found that fiduciary duties placed on individual directors by governing corporate legislation and the common law, and restrictions placed by applicable corporate legislation on an individual director's participation in decisions of the Board in which the director has an interest, are sufficient to ensure the Board operates independently of management and in the best interests of the Company.

Nomination of Directors

The Board considers its size each year when it considers the number of directors to recommend to the shareholders for election at the annual meeting of shareholders, taking into account the number required to carry out the Board's duties effectively and to maintain a diversity of views and experience. The Nominating and Governance Committee recommends the nine continuing directors as nominees for election this year.

Assessments

The Board monitors the adequacy of information given to directors, communication between the Board and management, and the strategic direction and processes of the Board and its committees. The Nominating and Governance Committee oversees an annual formal assessment of the Board and its committees. The Board is satisfied with the overall progress and corporate achievements of the Company and believes this reflects well on the Board and its practices.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

The Company's executive compensation program is designed to ‘pay for performance' by rewarding executives for delivering results that meet these objectives and support Taseko's overall long-term strategy. This Compensation Discussion and Analysis describes the executive compensation program and the compensation received under the program by the Named Executive Officers ("NEOs") who were actively employed by the Company as at the end of the fiscal year (December 31, 2012):

  Mr. Russell Hallbauer – President and Chief Executive Officer
  Mr. Peter Mitchell – Chief Financial Officer
  Mr. John McManus – Senior Vice President of Operations
  Mr. Scott Jones – Vice President of Engineering
  Mr. Brian Battison – Vice President of Corporate Affairs

Philosophy and Objectives

The executive compensation program is designed to ensure that the level and form of compensation delivered achieves certain objectives, including:

(a)	attracting and retaining talented, qualified and effective executives;

(b)	motivating the short and long-term performance of these executives to enhance the sustainable profitability and growth of the Company; and

(c)	aligning their interests with those of the Company's Shareholders.

The Company's compensation policies and programs are structured to be competitive with a market comprised of similar companies to Taseko and to recognize and reward executive performance consistent with the success of the Company's business. The Company's compensation philosophy is to position fixed elements of pay, such as salary, at market median levels while short- and longer-term incentives are structured to provide above-market total compensation for high levels of corporate and personal performance.

The Compensation Committee provides oversight of the executive compensation program on behalf of the Board. The Compensation Committee is responsible to review, on an annual basis, the compensation paid to the Company's executive officers and directors; to review performance of the Company's executive officers; to make recommendations on officer and director compensation to the Board; and to administer the stock option plan. Please see "Committees of the Board of Directors – Compensation Committee" for more information about the role of the Compensation Committee.

The Compensation Committee follows a process where consideration is given to various inputs including current market data, performance results achieved against individual objectives for each executive officer and overall company performance. If it is deemed appropriate, the Compensation Committee may also seek advice from outside consultants.

Based on these assessments and within the context of the Company's compensation philosophy, the Compensation Committee will make its recommendation for compensation changes and awards for the executive officers to the Board for approval. These recommendations and approved changes may reflect factors and considerations other than those indicated by market data or provided by advisors, including a consideration of prevailing economic conditions – both on a corporate level and on a national and international level – and market norms for such awards.

External Advice

In 2011, the Board engaged Lane Caputo Compensation Inc. ("Lane Caputo") to provide independent, third party advice regarding the compensation levels and practices for the company's senior executive team (including the NEOs) as well as the compensation for the Board. The following table provides the fees paid to Lane Caputo for the provision of executive and board compensation consulting services to the Compensation Committee and the Board for the last two fiscal years:

Activity	2011	2012
Executive & Board Compensation Consulting Fees	$35,000	$29,850
All Other Fees	Nil	Nil
TOTAL FEES	$35,000	$29,850

Benchmarking

In order to construct market-competitive compensation arrangements for Taseko's executive team, as well as the Company's independent directors, Lane Caputo developed a peer group of publicly-traded mining companies with similar operations and in similar stages of development (i.e. all with at least one producing mine and other projects in various stages of development). Special attention was paid to those companies mining base metals and who had their common shares listed on both the TSX and a U.S. exchange, in order to acquire benchmarks as relevant to the Taseko team as possible.

The 18 companies in the peer group that the Board has approved for Taseko are:

• Alamos Gold Inc.	• Endeavour Silver Corp.	• Mercator Minerals Ltd.
• AuRico Gold Inc.	• First Majestic Silver Corp.	• North American Palladium Ltd.
• Aurizon Mines Ltd.	• Hudbay Minerals Inc.	• Primero Mining Corp.
• B2Gold Corp.	• Imperial Metals Corp.	• San Gold Corp.
• Capstone Mining Corp.	• Kirkland Lake Gold Inc.	• Sherritt International Corp.
• Copper Mountain Mining Corp.	• Lake Shore Gold Corp.	• Thompson Creek Metals Company Inc.

The Compensation Committee intends to monitor the appropriateness of the peer group on a regular basis to ensure its continued reflection of an appropriate basis of comparison for Taseko's executive and independent director compensation practices.

Consideration of Risk & Hedging Policy

During 2012, the Compensation Committee considered the implications of the risks associated with the Company's compensation policies and practices. The Committee concluded that, given the nature of the Company's business and the role of the Compensation Committee in overseeing the Company's executive compensation practices, the compensation policies and practices do not serve to encourage any executive officer (or individual at a principal business unit or division) to take inappropriate or excessive risks. Additionally, the Compensation Committee concluded that there were no risks from the Company's compensation policies and practices that were reasonably likely to have a material adverse affect on the Company.

There is a restriction on officers and directors regarding the purchase of financial instruments (including prepaid variable forward contracts, equity swaps, collars, or units of exchange funds) that are designed to hedge or offset a decrease in market value of both stock options granted as compensation or equity securities held, directly or indirectly, by the officer or director. To the Company's knowledge, no officer or director, directly or indirectly, employed a strategy to hedge or offset a decrease in market value of stock options granted as compensation or equity securities held during the year ended December 31, 2012.

Elements of Compensation

As is the prevailing practice in the mineral exploration and mining industry, compensation of the Company's executives is achieved through a combination of base salary, plus annual and long-term incentives. The Compensation Committee (and the Board as a whole) has discretion to reward above or below the noted plan parameters when an individual or team has made an exceptional contribution to the performance of the Company or if the Company experienced lower-than expected performance which warrants award constraint.

Base Salary

In the Board's view, paying base salaries that are competitive in the markets in which the Company competes for executive talent is a first step to attracting and retaining talented, qualified and effective executives. The NEOs are paid salaries commensurate with those offered by other companies in our industry, with consideration also given to internal relativity and individual performance.

Annual Incentive Plan

The executive officers of the Company have an opportunity to earn an annual bonus based on corporate and individual performance in the context of the overall performance of the Company. Bonuses that are ultimately awarded to the NEOs include discretionary consideration by the Board. This assessment ensures that mitigating factors are considered in the adjudication of awards where those factors may not be addressed in any performance goals that the Compensation Committee and each executive agree to at the beginning of the year. The Board believes that potentially important aspects of executive and Company performance may not always be quantified within predetermined objectives. For example, events outside the Company's control may occur after performance goals have been established for the year, that require the executives to focus their attention on different strategic objectives.

Long-term Incentive Plan

The Company's long term incentives are awarded through the Company's Share Option Plan. This plan is designed to foster and promote the long-term financial success of the Company by strengthening the ability of the Company to attract and retain highly competent employees and promoting greater alignment of interests between executives and shareholders in the creation of long-term shareholder value.

The Board has delegated the Compensation Committee the authority to grant options to directors, management, employees and consultants. Options are generally granted annually, and at other times of the year to individuals commencing employment with the Company. Option exercise prices are set in accordance with TSX rules and are based on the five-day volume weighted average closing price prior to the date of grant. The Black-Scholes method is used to value and account for all stock options awarded.

When granting stock options to executives, the Compensation Committee takes into account a number of factors, including the amount and term of options previously granted, base salary and annual bonuses awarded to the executives and commensurate with those offered by other companies in our industry. Options vest on terms established by the Compensation Committee at the time of grant.

See disclosure under "Securities Authorized For Issuance Under Equity Compensation Plans" for material terms of the Company's current Share Option Plan.

2012 Annual Bonus Awards

In 2012, the Compensation Committee and the Board did review set performance milestones for the Company's senior executives and utilized a process that considered overall corporate performance, shareholder benefits and other important corporate matters. In particular, the Compensation Committee and the Board considered key milestones within the Company's development initiatives. The Board was of the opinion that although these initiatives may not immediately contribute to near term financial or operating performance, it is important for management to focus on these initiatives to ensure long term success for the Company, including significant work completed on the Gibraltar (GDP3) expansion project and the New Prosperity project.

The Compensation Committee and the Board did review the performance of each NEO vis a vis the scope of their positions and expected deliverables and in so doing did factor in an adjustment for corporate performance and internal operational targets. The Compensation Committee also recognized the above-referenced development initiatives that, although are difficult to quantify from a financial and operational performance perspective, are considered by the Board to be building blocks for the long term success of the Company.

The following provides an overview of the performance outcomes for each NEO that were considered strategically significant by the Compensation Committee and the Board and were factored into the determination of the final annual bonus awards for each NEO:

Russell Hallbauer President & Chief Executive Officer	>	Mr. Hallbauer is responsible for our overall leadership and vision in developing with our Board our strategic direction, values and business plans. This includes overall responsibility for operating and growing our business while managing risk to create long-term sustainable value for our shareholders.
Key Performance Outcomes for 2012:

•	Gibraltar (GDP3) project was managed substantially on time and on budget throughout the year and was progressing through the commissioning phase in early 2013.
•	The New Prosperity project was advanced into final stages of the new federal environmental assessment process under the Canadian Environmental Assessment Agency.
•	Aley advanced through the exploration and mine evaluation process towards a Board-approval for construction design.
•	Share price performance better than peers and TSX indices.
•	Strong balance sheet maintained.

Peter Mitchell Chief Financial Officer	>	Mr. Mitchell is primarily responsible for managing the financial risks of the Company as well as financial planning and reporting. In conjunction with Mr. Hallbauer, he develops and cultivates relationships with institutional shareholders as well as the broader capital market participants.
Key Performance Outcomes for 2012:
•

Provided the capital necessary to support Company expansion at a competitive cost. Successfully secured low-cost capital leases for the Company, issued high-yield bonds at one of the lowest capital costs in the market, and spearheaded a successful normal course issuer bid to repurchase 6.5 million shares of the Company.

•

Refined the Company's hedging program and strategies to mitigate risk due to market volatility. ‘Put' options acquired during 2011 expired in-the-money in 2012 for proceeds of approximately $1.7 million. 2013 first and second half copper production costs were protected.

•

Created value-added communications for external stakeholders. Analyst feedback confirmed quality of transparent financial and operating cost information. Was able to attract new large institutional investors.

John McManus Senior Vice President, Operations	>	Mr. McManus is responsible for all activities relating to the operation of the Company's mine. These responsibilities include engineering and technical services, project management, construction, field operations, and procurement. Contributes key area expertise in the evaluation of the Company's growth initiatives.
Key Performance Outcomes for 2012:
•	GDP3 construction completed substantially on-time and on-budget.
•	New Prosperity EIS completed within five months after issuance of government guidelines.
•

Formal implementation of staffing strategy and people development initiatives. Recruitment strategy implemented with the majority of staff vacancies filled within target timeframes. "Engineer-in-Training" (EIT) program established with appropriate monitoring and reporting.

Brian Battison Vice President, Corporate Affairs	>	Mr. Battison is responsible for overseeing the corporate image and ensuring adherence to the brand of the Company as it relates to government, communities of interest, employees and the general public. Ensures long-term sustainability of the organization in relation to management issues such as corporate conduct, community, safety and environment issues, as well as social and economic responsibility.
Key Performance Outcomes for 2012:
•	After considerable stakeholder research, the new brand model was successfully launched through a global roll-out in 2012 and is now reflected consistently in all external and internal communications.
•

Through on-going communications with the public, community and government, built recognition of the sustainable value of GDP3. Communication reinforced Taseko's commitment to the region, province and country, through the depth of the investment the Company is making to create an enduring economic engine of opportunity.

•

Executed strategic plan in support of securing environmental approvals for New Prosperity. Ensured that Taseko was well prepared for the panel hearings to achieve the goal of securing federal approvals through company videos highlighting the commitment to water management, public meetings to discuss the project, and the management and monitoring of mainstream and social media.

Scott Jones Vice President, Engineering	>	Mr. Jones is responsible for the direction and planning of the Company's engineering design and processes in new mine development, expansions and acquisitions.
Key Performance Outcomes for 2012:
•

Provided engineering support for the completion of GDP3 by creating a five-year plan for mine engineering support. Supported site personnel through pre-application development and submission for water management. Ensured adequate staffing for commissioning of new concentrator.

•

Operationalized human resources initiatives supporting Senior Vice President, Operations. Formalized summer student and co-op programs, Established professional staff development program working group, and positioned the Company to begin EIT rotations through Vancouver engineering group.

•

Provided engineering expertise on the assessment of corporate development initiatives including contributing to the completion of the EIS for New Prosperity, completing modeling of Aley deposit geology and geotechnical and metallurgical field investigations to support feasibility levels for proposed infrastructure, and establishing a new process for tracking and ranking development projects.

Based on consideration of the above-noted performance achievements and other mitigating factors, for 2012 the Board approved a bonus of $321,000 (60% of possible) for Mr. Hallbauer, $210,000 (80% of possible) for Mr. McManus, $201,000 (80% of possible) for Mr. Mitchell, $98,000 (100% of possible) for Mr. Battison, and $80,000 (80% of possible) for Mr. Jones.

Notable Changes to the Executive Compensation Program for 2013

Given the evolving nature of the Company's business, the Board continues to review and redesign the overall compensation plan for senior management so as to continue to address the Company's compensation and business objectives.

Effective April, 2013 the Board adopted a formal performance milestone-based annual bonus plan for the Company's executives. The plan contemplates cash payments when pre-determined corporate, operational and personal objectives are met or exceeded. The following three elements will be used in determining the annual bonuses for the Company's NEOs based on a relative weighting formula as follows:

Executive Officer	2013 Maximum Bonus Payout (% of Salary)	WEIGHTINGS BY COMPONENT
		Corporate Goals	Operational Goals	Personal Goals
Russell Hallbauer	100%	50%	20%	30%
Peter Mitchell	75%	30%	40%	30%
John McManus	75%	30%	40%	30%
Scott Jones	40%	20%	30%	50%
Brian Battison	40%	20%	30%	50%

The Corporate, Operational and Personal components are each made up of certain specific elements. While the elements that comprise the Operational Component are the same for each senior executive officer, the Corporate and Personal components contain elements that are relevant and pertain directly to the specific role and responsibilities of each senior executive officer. The Board will maintain discretion regarding the actual amounts awarded under the plan in order to include consideration of any mitigating factors for the year.

Performance Graph

The following graph compares the total cumulative Shareholder return, including dividend reinvestment if any, for $100 invested in Common Shares of the Company on the TSX for the past five years with a cumulative total shareholder return for the S&P/TSX Composite Index. The total shareholder return analysis is superimposed over a graph showing the total direct compensation awarded to the NEOs over the same period. Total direct compensation includes base salary, the annual bonus awards (paid in the first quarter following the performance year) and the grant value of stock option awards.

Note: No dividends have been declared or paid on the Company's Common Shares.

Executive Compensation Alignment with Shareholder Value

Our compensation strategy is designed to pay for performance and includes the following philosophical concepts:

  base salary levels are not dependent on share performance; they are determined by internal relativity, individual performance and peer group compensation practices;

  the payment of annual bonus is based on the achievement of operational objectives that are intended to drive overall Company performance; and

  the number and value of stock options awarded to our NEOs are based on market competitive levels for such awards.

As such, we do not necessarily expect there to be a direct correlation between total shareholder return and total direct compensation awarded to our NEOs in a given period.

The most significant portion of our NEOs' pay is delivered in the form of long-term incentives where the actual value ultimately realized from this type of compensation is not guaranteed. Since the value of these awards is equity-based, their ultimate value is directly affected by changes in our share price and the return to our shareholders over the longer-term.

SUMMARY COMPENSATION TABLE

The table below is a summary of the compensation received by the NEOs for the last three fiscal years ended on December 31, 2012, 2011 and 2010. Amounts are expressed in Canadian dollars unless otherwise noted.

Name and principal position	Year	Salary ($)	Option based awards(1)(2) ($)	Non-equity incentive plan compensation	Pension value(3) ($)	All Other Compensation ($)	Total Compensation ($)
Annual incentive plan ($)
Russell E. Hallbauer President and CEO	2012 2011 2010	535,000 519,000 495,000	1,237,206 948,550 847,788	321,000 310,000 370,000	113,340 77,500 120,864	Nil Nil Nil	2,206,546 1,855,050 1,833,652
Peter Mitchell Chief Financial Officer	2012 2011 2010	335,000 327,000 310,000	795,347 590,900 565,192	201,000 162,000 232,000	75,399 52,973 71,004	Nil Nil Nil	1,406,746 1,132,873 1,178,196
John W. McManus Senior VP of Operations	2012 2011 2010	350,000 317,000 305,000	795,347 590,900 565,192	210,000 152,000 229,000	63,960 48,374 57,804	Nil Nil Nil	1,419,307 1,108,274 1,156,996
Brian Battison VP of Corporate Affairs	2012 2011 2010	245,000 237,000 230,000	530,231 435,400 423,894	98,000 95,000 46,000	67,948 47,366 57,804	Nil Nil Nil	941,179 814,766 757,698
Scott Jones VP of Engineering	2012 2011 2010	250,000 227,000 220,000	530,231 435,400 423,894	80,000 91,000 88,000	76,977 51,951 71,004	Nil Nil Nil	937,208 805,351 802,898

Notes:

(1)

For compensation reporting and financial accounting purposes, the Black-Scholes option valuation model has been used to determine the fair value on the date of grant for all options granted. The Black-Scholes option valuation is determined using the expected life of the stock option, expected volatility of the Company's common share price, expected dividend yield, and risk-free interest rate.

(2)

The Option-based awards value denoted for 2011 has been restated to provide the Black Scholes value of the grant. The 2011 information circular erroneously reported the number of options granted (versus the value).

(3)

The amounts reflect the accumulated equity inside the defined contribution pension plan for Messrs. Hallbauer, McManus, Mitchell, Battison, and Jones. The accumulated values are subject to graded vesting conditions dependant on the years of service with the Company, as outlined in the terms of the plan.

Incentive Plan Awards – Option-based Awards

The Company has a stock option-based awards plan and does not have any share based awards plan. The following table sets out all option-based awards outstanding as at December 31, 2012, for each NEO:

Name	OPTION-BASED AWARDS
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in- the-money options(1) ($)
Russell E. Hallbauer	1,050,000 587,500 300,000 305,000 350,000 350,000	1.15 1.71 4.46 5.13 2.65 2.94	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017	1,974,000 775,500 Nil Nil 133,000 31,500
Peter Mitchell	285,000 200,000 190,000 225,000	1.00 4.46 5.13 2.65	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	578,550 Nil Nil 85,500

Name	OPTION-BASED AWARDS
	Number of securities underlying unexercised options (#)	Option exercise price ($)	Option expiration date m – d – y	Value of unexercised in- the-money options(1) ($)
	225,000	2.94	12 – 31 – 2017	20,250
John W. McManus	550,000 200,000 190,000 225,000 225,000	1.00 4.46 5.13 2.65 2.94	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016 01 – 03 - 2017 12 – 31 - 2017	1,116,500 Nil Nil 85,500 20,250
Brian Battison	325,000 150,000 140,000 150,000 150,000	1.00 4.46 5.13 2.65 2.94	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017	659,750 Nil Nil 57,000 13,500
Scott Jones	160,000 150,000 140,000 150,000 150,000	1.00 4.46 5.13 2.65 2.94	12 – 10 – 2013 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017 12 – 31 – 2017	324,800 Nil Nil 57,000 13,500

Notes:

(1)	Value calculated based on the closing price of the Company's Common Shares at December 31, 2012, namely $3.03 per share.

Incentive Plan Awards – Value Vested or Earned During the Year

The following table sets out all incentive plan value vested (or earned) during the twelve months ended December 31, 2012, for each NEO:

Named Executive Officer	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year(2) ($)
Russell E. Hallbauer	40,833	321,000
Peter Mitchell	26,250	201,000
John W. McManus	26,250	210,000
Brian Battison	17,500	98,000
Scott Jones	17,500	80,000

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2012 were exercised on the applicable vesting date.

(2)	These amounts are bonus awards paid for performance in 2012.

PENSION PLAN BENEFITS

The Company has established a retirement compensation arrangement entitled the Taseko Mines RCA Trust ("RCA Trust") to provide benefits to Messrs. Hallbauer, Mitchell, McManus, Battison and Jones on or after retirement and in recognition of their long service. The RCA Trust is a registered defined contribution pension plan under the Canada Income Tax Act. The account balances under the RCA Trust are invested in accordance with the individual participants' election from the investment options offered by the Trust. Upon retirement, the participant is entitled to the distribution of the accumulated value of the contributions under the RCA Trust.

The following table sets forth the accumulated equity inside the defined contribution pension plan within the RCA Trust, subject to individual vesting conditions as outlined in the terms of the retirement benefit plan, for each of the NEOs:

Name	Accumulated value at January 1, 2012 ($)	Compensatory ($)	Non- compensatory ($)	Accumulated value at December 31, 2012 ($)(1)
Russell E. Hallbauer	478,994	113,340	Nil	592,334
Peter Mitchell	200,898	75,399	Nil	276,297
John W. McManus	168,799	63,960	Nil	232,759
Brian Battison	167,791	67,948	Nil	235,739
Scott Jones	199,876	76,977	Nil	276,853

Notes:

(1)

Following an independent assessment of the Company's contribution obligations relating to each NEO and the accumulated value inside the pension plan which took place subsequent to December 31, 2012, to fund a pension shortfall that had been accumulating for over five years the Company has made a catch up payment in the amount of $1,071,502.

TERMINATION AND CHANGE IN CONTROL BENEFITS

Written employment agreements are in place between the Company and each of the NEOs, except the President and Chief Executive Officer of the Company, who has a separate agreement (1). Mr. Hallbauer, the President and Chief Executive Officer of the Company, is currently a principal of Hunter Dickinson Services Inc. ("HDSI") and provides services to the Company under the terms of the corporate services agreement dated July 2, 2010 between the Company and HDSI.

Under the terms of these agreements, the NEOs are provided with specific payments in the event of termination as follows:

•	In the event of termination by the Company without cause, the executive will receive a lump sum payment ("Severance Payment") calculated as:

	o	the monthly rate of the executive's base salary multiplied by the executive's Notice Period, plus

	o	a pro-rata amount of any other compensation (including bonus), vacation pay, etc. accrued for the year and payable to the executive as at the Termination Date.

•	If a termination without cause or a resignation occurs within 12 months following the change of control (as defined under the agreements):

	o	The NEOs (except the President and Chief Executive Officer and Messrs. Mitchell and McManus) will receive a Severance Payment, and

	o	The President and Chief Executive Officer and Messrs. Mitchell and McManus will receive an amount equal to:

• the monthly rate of the executive's base salary multiplied by the executive's Notice Period, plus

• the monthly equivalent of the most recently paid annual bonus multiplied by their respective Notice Period.

•	Additionally, in the event of a change in control, all of the NEOs outstanding options will immediately vest.

Messrs. Hallbauer, Mitchell, McManus, Battison and Jones each have a Notice Period of 24 months.

Under the terms of the RCA Trust, in the event an NEO is terminated by the Company without cause, including in the event of a change of control, and the NEO in question is not fully vested in the RCA Trust, the Company will be required to make all, or a portion, of the remaining employer contributions under the RCA trust, depending upon both the nature of the termination or change in control and the number of years of service of the executive, as defined in the RCA Trust.

The estimated incremental payments from the Company to each of the NEOs on (i) termination without cause or (ii) termination without cause or resignation within 12 months following a change of control, assuming the triggering event occurred on December 31, 2012, are as follows:

NEO		Termination Without Cause	Change of Control
Russell E. Hallbauer	Salary	$ 535,000	$ 1,070,000
	Other Compensation	Nil	$ 321,000

Peter Mitchell	Salary	$ 335,000	$ 670,000
	Bonus	Nil	$ 201,000

John W. McManus	Salary	$ 262,500	$ 700,000
	Bonus	Nil	$ 210,000

Brian Battison	Salary	$ 183,750	$ 490,000
	Bonus	Nil	$ 98,000

Scott Jones	Salary	$ 187,500	$ 500,000
	Bonus	Nil	$ 80,000

Notes:

(1)	Although Mr. Hallbauer does not have an employment agreement with the Company, he does have a change of control agreement with the Company.

Except as outlined above, there are no other contracts, agreements, plans or arrangements that provide for payments to any of the NEOs at, following or in connection with any termination (whether voluntary, involuntary or constructive), resignation, retirement, a change in control of the Company or a change in an NEO's responsibilities.

DIRECTOR COMPENSATION

The following section pertains to the compensation arrangements the Company has with each independent director, namely, William P. Armstrong, T. Barry Coughlan, Wayne Kirk, Alexander G. Morrison and Richard A. Mundie. Directors who are affiliated with Hunter Dickinson Services Inc. ("HDSI") are paid a fee through HDSI for their services based on time spent on the Company's matters during the year. Executive officers do not receive additional compensation for serving as directors.

Philosophy and Objectives

The main objective of director compensation is to attract and retain directors with the relevant skills, knowledge and the abilities to carry out the Board's mandate and enhance the sustainable profitability and growth of the Company. The total direct compensation provided to independent directors (which includes both fixed elements of pay (cash) plus the value of long-term compensation) is targeted to be above-market (between 50th and 75th percentile).

Alignment with Shareholders

In order to appropriately align the interests of members of the Board with those of the Company's shareholders, the Board has adopted share ownership guidelines as set out in the Company's Corporate Governance Policies and Procedures Manual (the "Manual"), a copy of which is available on the Company's website (www.tasekomines.com). The Manual provides that an appropriate level of stock ownership for each director represents a value which is equal to three times annual fees and should be acquired over a period of not more than five years.

Benchmarking

From time to time, the Compensation Committee reviews the compensation arrangements for the Company's independent directors and enacts changes to pay elements and/or strategy, as required, to better align with current market practices and good corporate governance guidelines. To that end, in 2011 the Compensation Committee originally engaged Lane Caputo to provide an annual assessment of director's compensation at the Company. The benchmarking of director compensation practices has been carried out against the same peer group used to benchmark executive compensation practices (see "Executive Compensation – Compensation Discussion & Analysis" for more information).

Current Compensation Arrangements

For 2012, the Company's independent directors were paid an annual director's fee of $50,000, plus an additional fee of $7,500 for the Audit and Risk Committee Chairperson, and $3,000 for other Committee Chairpersons. These directors also received a fee of $1,000 for each meeting attended in person, and $500 for meetings attended by teleconference.

Compensation Arrangements for 2013

Based on the findings and recommendations of Lane Caputo's most recent analysis, Taseko's Board has modified the independent director's compensation arrangements for 2013 as follows:

  maintain annual director's fee of $50,000;

  increase fees paid for attendance at Board and Committee meetings to $1,500;

  increase the retainer for the Chairman of the Audit and Risk Committee to $15,000 per annum; and

  increase the retainer for the chairs of the other committees to $7,500 per annum.

Additionally, the Company has adopted a Deferred Share Unit ("DSU") Plan (the "DSU Plan") for non-employee directors, effective February 15, 2013. The DSU Plan provides for an annual grant to each non-employee director of the Company, or an equivalent cash payment in lieu thereof, which participants have agreed would in first instance be used to assist in complying with the Company's share ownership guidelines. DSUs vest immediately upon grant and are paid out in cash when a participant ceases to be a director of the Company.

Director Compensation Table

The following table sets forth the compensation provided to the non-employee directors of the Company for the fiscal year ended December 31, 2012.

Name of Director	Fees earned(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
William P. Armstrong(3)	64,000	180,820	Nil	Nil	Nil	244,820
T. Barry Coughlan (4)	63,000	180,820	Nil	Nil	Nil	243,820

Name of Director	Fees earned(1) ($)	Option-based awards(2) ($)	Non-equity incentive plan compensation ($)	Pension Value ($)	All other compensation ($)	Total ($)
Scott D. Cousens(5)	50,000	180,820	Nil	Nil	Nil	230,820
Robert A. Dickinson(5)	50,000	180,820	Nil	Nil	Nil	230,820
Alexander G. Morrison	61,000	180,820	Nil	Nil	Nil	241,820
Wayne Kirk(7)	65,500	180,820	Nil	Nil	Nil	246,320
Richard A. Mundie(6)	72,500	180,820	Nil	Nil	Nil	253,320
Ronald W. Thiessen(5)	175,000	226,025	Nil	Nil	Nil	401,025

Notes:

(1)	Includes all fees awarded, earned, paid or payable in cash for services as a director, including annual retainer fees and chairman fees.

(2)	The dollar amount based on the grant date fair value of the award for a covered financial year.

(3)	Environmental, Health and Safety Committee Chairman

(4)	Compensation Committee Chairman

(5)	Fees for Messrs. Cousens, Dickinson and Thiessen are paid by Hunter Dickinson Services Inc. and invoiced to the Company at cost.

(6)	Audit and Risk Committee Chairman.

(7)	Nominating and Governance Committee Chairman.

The following table sets out all option-based awards outstanding as at December 31, 2012, for each non-employee director.

Name	OPTION-BASED AWARDS
	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the-money options(2) ($)
William P. Armstrong	100,000 81,000 100,000 100,000 100,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	188,000 106,920 Nil Nil 38,000
T. Barry Coughlan	50,000 91,000 100,000 100,000 100,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	94,000 120,120 Nil Nil 38,000
Scott D. Cousens	100,000 101,000 100,000 100,000 100,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	188,000 133,320 Nil Nil 38,000
Robert A. Dickinson	50,000 101,000 100,000 100,000 100,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	94,000 133,320 Nil Nil 38,000
Wayne Kirk	25,000 34,000 100,000 100,000 100,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	47,000 44,880 Nil Nil 38,000

Name	OPTION-BASED AWARDS
	Number of securities underlying unexercised options (#)(1)	Option exercise price ($)	Option expiration date (m – d – y)	Value of unexercised in-the-money options(2) ($)
Richard A. Mundie	100,000 100,000 100,000	4.46 5.13 2.65	01 – 05 – 2015 01 – 04 - 2016 01 – 03 – 2017	Nil Nil 38,000
Alexander G. Morrison	100,000 100,000	5.74 2.65	04 – 07 – 2016 01 – 03 – 2017	Nil 38,000
Ronald W. Thiessen	125,000 170,000 125,000 125,000 125,000	1.15 1.71 4.46 5.13 2.65	01 – 12 – 2014 04 – 21 – 2014 01 – 05 – 2015 01 – 04 – 2016 01 – 03 – 2017	235,000 224,400 Nil Nil 47,500

Notes:

(1)	Option ownership information is based on insider reports available at www.sedi.com.

(2)	Value calculated based on the closing price of the Company's Common Shares at December 31, 2012, namely $3.03 per share.

The following table sets out all incentive plan value vested (or earned) during the year ended December 31, 2012, for each non-employee director.

Name	Option based awards – Value vested during the year(1) ($)	Non-equity incentive plan compensation – Value earned during the year ($)
William P. Armstrong	8,667	Nil
T. Barry Coughlan	8,667	Nil
Scott D. Cousens	8,667	Nil
Robert A. Dickinson	8,667	Nil
Wayne Kirk	8,667	Nil
Alexander G. Morrison	8,667	Nil
Richard A. Mundie	8,667	Nil
Ronald W. Thiessen	10,833	Nil

Notes:

(1)	These amounts reflect the aggregate dollar value that would have been realized if all options that vested in 2012 were exercised on the applicable vesting date.

SECURITIES AUTHORIZED FOR ISSUANCE UNDER EQUITY COMPENSATION PLANS

In order to provide a non-cash incentive for directors, officers, employees and other service providers whose on-going efforts are critical to the success of the Company, the directors adopted a Share Option Plan (the "Plan") in respect of which shareholders are required to ratify any material amendments and approve its continuation every three years by ordinary resolution (50%+1 of the shares voted). Shareholders last approved the continuation of the Plan at the annual general meeting held June 1, 2012.

Under the Plan, a maximum of 9.5% of the issued and outstanding Common Shares of the Company may be reserved for issuance. Options up to this limit may be granted at the discretion of the Board, or the Compensation Committee, to eligible optionees (the "Optionees"). This type of Plan is called a "rolling" plan because as options are exercised, the base of outstanding issued shares on which the 9.5% applies increases.

At the date of this Information Circular, options to purchase an aggregate of 11,661,500 Common Shares were outstanding, representing approximately 6.1% of issued and outstanding Common Shares.

The Board is of the view that the Plan provides the Company with the flexibility necessary to attract and maintain services of senior executives and other employees and directors by offering competitive compensation relative to other companies in the industry.

The material terms of the Plan are:

•

The exercise price of an option will be set by the Board at the time such option is allocated under the Plan, and cannot be less than the Market Price, calculated on the day before the grant. Market Price, as defined under the Plan and rules of the TSX, is based on the five day volume weighted average trading price ("VWAP") of the Common Shares, which is calculated by dividing the total value of the securities traded for the relevant period by the total volume

•

An Optionee must either be an employee, director, officer, consultant or an employee of a company providing management or other services to the Company or its subsidiary at the time the option is granted. Options may be granted only to an individual or to a company that is wholly owned by individuals eligible for an option grant.

•	An option may be exercisable for a maximum of 5 years from the effective date under the plan, although options have generally been granted with a five year term.

•

The number of common shares that may be issuable to directors who are independent directors of the Company, which when combined with all of the Company's other Share Compensation Arrangements currently in effect for their benefit, may not exceed 1% of the outstanding common shares.

•

The aggregate annual value of options that may be granted to each independent director under this plan and any other security based compensation arrangements established or maintained by the Company, may not exceed $100,000 as calculated by the by the Black Scholes option pricing model.

•

Options may be granted subject to certain requirements such as remaining with the Company for a period after the grant. These conditions are called "vesting conditions". Vesting of options is at the discretion of the Board, and will generally be subject to:

o

the service provider remaining employed by or continuing to provide services to the Company or any of its subsidiaries and Affiliates as well as, at the discretion of the Board, achieving certain milestones which may be defined by the Board from time to time, or receiving a satisfactory performance review by the Company or its subsidiary or affiliate during the vesting period; and/or remaining as a Director of the Company or any of its subsidiaries or affiliates during the vesting period.

•	No option may be exercised after the service provider has left the employ/office or has been advised his services are no longer required or his service contract has expired, except as follows:

(a)

in the case of the death of an optionee, any vested option held by him at the date of death will remain exercisable by the optionee's lawful personal representatives, heirs or executors until the earlier of one year after the date of death of such optionee and the date of expiration of the term otherwise applicable to such option;

(b)

vested options normally expire 90 days after the date the optionee ceases to be employed by, provide services to, or be a director or officer of, the Company, and all unvested options immediately terminate without right to exercise same;

(c)

in the case of an optionee being dismissed from employment or service for cause, such optionee's options, whether or not vested at the date of dismissal will immediately terminate without right to exercise them;

(d)

in the event of a change of control occurring, options granted to directors and officers which are subject to vesting provisions shall be deemed to have immediately vested upon the occurrence of the change of control; and

(e)

in the event of a director not being nominated for re-election as a director of the Company, although consenting to act and being under no legal incapacity which would prevent the director from being a member of the Board, options granted which are subject to a vesting provision shall be deemed to have vested on the date of Meeting upon which the director is not re-elected.

•

All outstanding but unvested options will vest immediately prior to completion of a successful take over-bid (as defined in applicable securities legislation) so as to allow the holders to tender the underlying Common Shares to such bid.

•

If an option is set to expire during a period in which trading in securities of the Company by the option holder is restricted by a black-out, or within 9 business days of the expiry of a black out, the expiry date of the option will be extended to 10 business days after the trading restrictions are lifted.

•	Subject to provisions of the Plan, all options will be exercisable only by the optionee to whom they are granted and will not be assignable or transferable.

With respect to amendment of the Plan, none of the following actions will become effective without first obtaining Disinterested Shareholder Approval:

(i)	Common Shares being issuable to insiders under the Plan, when combined with all of the Company's other share compensation arrangements, exceeding 10% of the outstanding Common Shares;

(ii)

Common Shares being issuable to insiders under the Plan, when combined with all of the Company's other share compensation arrangements, exceeding 10% of the outstanding Common Shares in any 12 month period; and

(iii)	a reduction in the exercise price of an option to an insider or an extension of the term of an option granted hereunder benefiting an insider.

Subject to any necessary TSX approval, the Board may in its absolute discretion, and for avoidance of doubt, without further shareholders approval, amend or modify the Plan or any option granted as follows:

(1)	it may make amendments which are of a typographical, grammatical or clerical nature;

(2)	it may change the vesting provisions of an option granted under the Plan;

(3)	it may change the termination provision of an option granted under the Plan which does not entail an extension beyond the original expiry date of such option;

(4)	it may add a cashless exercise feature payable in cash or Common Shares which provides for a full deduction of the number of underlying Common Shares from the shares issuable under the Plan;

(5)	it may make amendments necessary as a result in changes in securities laws applicable to the Company;

(6)

if the Company becomes listed or quoted on a stock exchange or stock market senior to the TSX, it may make such amendments as may be required by the policies of such senior stock exchange or stock market; and

(7)	it may make such amendments as reduce, and do not increase, the benefits of the Plan to service providers.

The Compensation Committee approves base salaries, annual cash incentives and option grants to executive officers. Options are granted at other times of the year to individuals commencing employment with the Company. The option exercise price is the market price at the grant date in accordance with the policies of the TSX Exchange.

Definitions:

A "disinterested shareholder" means a shareholder that is not an Insider to whom options may be granted under the Plan nor are they an Associate of any Insider.

An "Insider" is a director or an officer of the Company, a director or an officer of a company that is itself an Insider or a subsidiary of an Insider, or a person that has beneficial ownership of, and/or control or direction, either directly or indirectly over, securities of the Company carrying more than 10% of the voting rights attached to all the Company's outstanding voting securities.

An "Associate" means, if used to indicate a relationship with any person,

(a)	a partner, other than a limited partner, of that person,

(b)	a trust or estate in which that person has a substantial beneficial interest or for which that person serves as trustee or in a similar capacity,

(c)

an issuer in respect of which that person beneficially owns or controls, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all outstanding voting securities of the issuer, or

(d)	a relative, including the spouse, of that person or a relative of that person's spouse, if the relative has the same home as that person.

Equity Compensation Plan Information

The following table sets out equity compensation plan information as at the end of the financial year ended December 31, 2012.

	Number of securities to be issued upon exercise of outstanding options, under equity compensation plans	Weighted-average exercise price of outstanding options	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))(1)
Plan Category	(a)	(b)	(c)
Equity compensation plans approved by securityholders - (the Option Plan)	14,131,667	$3.16	4,002,119
Equity compensation plans not approved by securityholders	N/A	N/A	N/A
Total	14,131,667	$3.16	4,002,119

Note: Subsequent to December 31, 2012 133,333 DSUs have been granted to non-employee directors. The DSUs valued at $3.18 per unit vest immediately and are paid out in cash upon the director ceasing to be a director of the Company.

INDEBTEDNESS OF DIRECTORS AND EXECUTIVE OFFICERS

No directors, proposed nominees for election as directors, executive officers or their respective associates or affiliates, or other management of the Company were indebted to the Company as of the end most recently completed financial year or as at the date hereof.

INTEREST OF INFORMED PERSONS IN MATERIAL TRANSACTIONS

To the knowledge of management of the Company, no informed person (a director, officer or holder of 10% or more of the Common Shares) or nominee for election as a director of the Company or any associate or affiliate of any informed person or proposed director had any interest in any transaction which has materially affected or would materially affect the Company or any of its subsidiaries during the year ended December 31, 2012, or has any interest in any material transaction in the current year other than as set out herein or in a document disclosed to the public.

MANAGEMENT CONTRACTS

There are no management functions of the Company which are to any substantial degree performed by a person or company other than the directors or senior officers of the Company.

Hunter Dickinson Services Inc. ("HDSI") is a private company which is owned privately by persons which include Taseko directors Messrs. Hallbauer, Thiessen, Cousens, and Dickinson. HDSI provides geological, corporate development, administrative and management services to, and incurs third party costs on behalf of the Company and its subsidiaries on fair market value basis pursuant to an agreement dated July 2, 2010 (the "Services Agreement").

Pursuant to the Services Agreement an aggregate of approximately $2.4 million was paid directly by the Company to HDSI for services rendered during the year ended December 31, 2012.

PARTICULARS OF MATTERS TO BE ACTED UPON

A.           Alteration to Articles to Include Advance Notice Provision

Introduction

The directors of the Company are proposing that the Articles of the Company be altered to include an advance notice provision (the "Advance Notice Provision"), which will: (i) facilitate orderly and efficient annual general or, where the need arises, special, meetings; (ii) ensure that all shareholders receive adequate notice of the director nominations and sufficient information with respect to all nominees; and (iii) allow shareholders to register an informed vote. The full text of the proposed alteration of the Articles to include the Advance Notice Provision is set out in Schedule "A" to this Information Circular.

Purpose of the Advance Notice Provision

The purpose of the Advance Notice Provision is to foster a variety of interests of the shareholders and the Company by ensuring that all shareholders - including those participating in a meeting by proxy rather than in person - receive adequate notice of the nominations to be considered at a meeting and can thereby exercise their voting rights in an informed manner. The Advance Notice Provision is the framework by which the Company seeks to fix a deadline by which holders of record of common shares of the Company must submit director nominations to the Company prior to any annual or special meeting of shareholders and sets forth the information that a shareholder must include in the notice to the Company for the notice to be in proper written form.

Effect of the Advance Notice Provision

Subject only to the BCA and the Articles, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the Board may be made at any annual meeting of shareholders, or at any special meeting of shareholders if one of the purposes for which the special meeting was called was the election of directors: (a) by or at the direction of the Board, including pursuant to a notice of meeting; (b) by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the BCA, or a requisition of the shareholders made in accordance with the provisions of the BCA; or (c) by any person (a "Nominating Shareholder"): (A) who, at the close of business on the date of the giving of the notice provided for below in the Advance Notice Provision and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting; and (B) who complies with the notice procedures set forth below in the Advance Notice Provision.

In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, the Nominating Shareholder must have given timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company.

To be timely, a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made: (a) in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is to be held on a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and (b) in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made. In no event shall any adjournment or postponement of a meeting of shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described above. Notwithstanding the foregoing, the Board may, in its sole discretion, waive the time periods summarized above.

To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company must set forth: (a) as to each person whom the Nominating Shareholder proposes to nominate for election as a director: (A) the name, age, business address and residential address of the person; (B) the principal occupation or employment of the person; (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the meeting of shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice; (D) a statement as to whether such person would be "independent" of the Company (within the meaning of applicable securities law) if elected as a director at such meeting and the reasons and basis for such determination; and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below); and (b) as to the Nominating Shareholder giving the notice, the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the meeting (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice and any other information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the BCA and Applicable Securities Laws (as defined below).

To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in the Advance Notice Provision and the candidate for nomination, whether nominated by the Board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the meeting, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of the Advance Notice Provision; provided, however, that nothing in the Advance Notice Provision shall be deemed to preclude discussion by a shareholder (as distinct from the nomination of directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the BCA. The Chairman of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

For purposes of the Advance Notice Provision: (a) "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com; and (b) "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each applicable provinces and territories of Canada.

Notwithstanding any other provision of the Advance Notice Provision, notice or any delivery given to the Corporate Secretary of the Company pursuant to the Advance Notice Provision may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Corporation has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

Vote Required and Recommendation of the Board

Under the Articles and the BCA, the alteration of the Company's Articles requires the approval of two-thirds of the votes cast in person or represented by proxy at the Meeting by the shareholders of the Company by a special resolution. Accordingly, shareholders will be asked at the Meeting to vote on a special resolution, the text of which is set forth below (the "Advance Notice Provision Resolution"), to approve the alteration of the Articles of the Company to include the Advance Notice Provision.

The Board has concluded that the Advance Notice Provision is in the best interests of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company's Articles by voting FOR the Advance Notice Provision Resolution at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

"BE IT RESOLVED as a special resolution that:

1.	The Articles of the Company be altered by adding the text substantially as set forth in Schedule "A" to this Information Circular as and at Article 14.12 of the Articles;

2.

The Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

B.           Alteration to Articles to Increase Quorum Requirements

Current Quorum Requirement

The Articles of the Company provide for the conduct of meetings of shareholders and more specifically the quorum requirements for shareholders meetings as follows:

"11.3   Subject to the special rights or restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is two persons who are, or who represents by proxy, shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting.

11.4      If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)	the quorum is one person who is, or who represents by proxy, that shareholder, and
(b)	that shareholder, present in person or by proxy, may constitute the meeting.

11.5       The directors, the president (if any), the secretary (if any), the assistant secretary (if any), any lawyer for the Company, the auditor of the Company any ever other person invited by the directors are entitled to attend any meetings of the shareholders, but if any of those persons does attend a meeting of shareholders, that person is not to be counted in the quorum and is not entitled to vote at the meeting unless that person is a shareholder or proxy holder entitled to vote at the meeting.

11.6      No business, other than the election of a chair of the meeting and the adjournment of the meeting, may be transacted at any meeting of shareholders unless a quorum of shareholders entitled to vote is present at the commencement of the meeting, but such quorum need not be present throughout the meeting.

11.7      If, within one-half hour from the time set for the holding of a meeting of shareholders, a quorum is not present: (a) in the case of a general meeting requisitioned by shareholders, the meeting is dissolved, and (b) in the case of any other meeting of shareholders, the meeting stands adjourned to the same day in the next week at the same time and place.

11.8      If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, two or more shareholders entitled to attend and vote at the meeting shall be deemed to constitute a quorum."

(collectively, the "Quorum Provisions")

Vote Required and Recommendation of the Board

Shareholders of the Company will be asked to approve certain amendments to the Company's Articles. The amendments are considered necessary to ensure the Company's corporate governance practices relating to quorum requirements align with those of the NYSE MKT ("NYSE").

Under the Articles and the BCA, the alteration of the Company's Articles requires the approval of two-thirds of the votes cast in person or represented by proxy at the Meeting by shareholders of the Company by a special resolution. Accordingly, shareholders will be asked at the Meeting to vote on a special resolution, the text of which is forth below (the "Quorum Resolution") to approve the alteration of the Articles of the Company to reflect the Quorum Resolution.

The Board has concluded that the amendment to the Quorum Provision is in the best interest of the Company and its shareholders. Accordingly, the Board unanimously recommends that the shareholders ratify, confirm and approve an alteration of the Company's Articles by voting FOR the Quorum Resolution at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

"BE IT RESOLVED as a special resolution that:

1.	The Articles of the Company be altered by adding the text substantially as set forth in Schedule "B" to this Information Circular as and at Article 11.3, 11.4 and 11.8 of the Articles;

2.

The Company be authorized to revoke this special resolution and abandon or terminate the alteration of the Articles if the Board deems it appropriate and in the best interest of the Company to do so without further confirmation, ratification or approval of the shareholders; and

3.

Any one director or officer of the Company be and is hereby authorized and directed to do all such acts and things and to execute and deliver, under the corporate seal of the Company or otherwise, all such deeds, documents, instruments and assurances as in his or her opinion may be necessary or desirable to give effect to the foregoing resolutions."

Purpose and Effect of Article Amendment.

            The purpose of the Article Amendments are to increase the quorum requirement for shareholders meetings from two shareholders who, in the aggregate, hold at least 5% of the issued shares entitled to be voted at the meeting to be one-third (33.33%) of the issued and outstanding shares and entitled to be voted at the meeting. The Board approved the Article Amendments, and is recommending approval of the Article Amendments to the shareholders of the Company, in order to ensure that the Company's corporate governance practices relating to quorum requirements align with those of the NYSE.

C.           Shareholder Rights Plan

At the Meeting, the Shareholders will be asked to consider and, if deemed advisable, approve a shareholder rights plan agreement in the form attached as Schedule "C" (the "Shareholder Rights Plan"). Taseko's shareholders adopted a shareholder rights plan in 2010 and the proposed 2013 Shareholder Rights Plan is substantively the same with some updated language. The following is a brief summary of the Shareholder Rights Plan which is qualified in its entirety by reference to the complete text of the Shareholder Rights Plan Agreement set out in Schedule "C". The approval of the Shareholder Rights Plan is not being recommended in response to or in contemplation of any known take- over bid or other similar transaction.

Unless otherwise defined below, all capitalized terms shall have the meanings specified in the Shareholder Rights Plan Agreement.

Purpose of the Plan

The objectives of the Shareholder Rights Plan are to ensure, to the extent possible, that all Shareholders are treated equally and fairly in connection with any takeover bid for the Company. Takeover bids may be structured to be coercive or may be initiated at a time when the Board will have a difficult time preparing an adequate response to the offer. Accordingly, such offers do not always result in Shareholders receiving equal or fair treatment or full or maximum value for their investment. Under current Canadian securities legislation, a takeover bid is required to remain open for 35 days, a period of time which may be insufficient for the directors to: (i) evaluate a takeover bid (particularly if it includes share consideration); (ii) explore, develop and pursue alternatives which are superior to the takeover bid and which could maximize Shareholder value; and (iii) make reasoned recommendations to the Shareholders.

The Shareholder Rights Plan discourages discriminatory, coercive or unfair takeovers of the Company and gives the Board time, if in the circumstances the Board determines it is appropriate to take such time, to pursue alternatives to maximize Shareholder value in the event an unsolicited takeover bid is made for all or a portion of the outstanding Common Shares. As set forth in detail below, the Shareholder Rights Plan discourages coercive hostile takeover bids by creating the potential that any Common Shares which may be acquired or held by such a bidder will be significantly diluted. The potential for significant dilution to the holdings of such a bidder can occur as the Shareholder Rights Plan provides that all holders of Common Shares who are not related to the bidder will be entitled to exercise rights issued to them under the Shareholder Rights Plan and to acquire Common Shares at a substantial discount to prevailing market prices. The bidder or the persons related to the bidder will not be entitled to exercise any Rights (defined below) under the Shareholder Rights Plan. Accordingly, the Shareholder Rights Plan will encourage potential bidders to make takeover bids by means of a Permitted Bid (as defined below) or to approach the Board to negotiate a mutually acceptable transaction. Under the Plan, partial bids (those for less than 100% of the outstanding shares) do not trigger a Flip-In Event (as defined below) provided that the partial bid otherwise meets the definition of the Permitted Bid. The Permitted Bid provisions of the Shareholder Rights Plan are designed to ensure that in any takeover bid for outstanding Common Shares of the Shareholders, all Shareholders are treated equally and are given adequate time to properly assess such takeover bid on a fully-informed basis.

The Shareholder Rights Plan is not being proposed to prevent a takeover of the Company, or to secure the continuance of management or the directors of the Company in their respective offices or to deter fair offers for the Common Shares

Term

Provided the Shareholder Rights Plan is approved at the Meeting, the Shareholder Rights Plan (unless terminated earlier) will remain in effect until termination of the annual meeting of Shareholders in 2016 unless the term of the Shareholder Rights Plan is extended beyond such date by resolution of Shareholders at such meeting.

Issuance of Rights

The Shareholder Rights Plan provides that one right (a "Right") will be issued by the Company pursuant to the Shareholder Rights Plan in respect of each Voting Share outstanding as of the close of business (Vancouver time) (the "Record Time") on the Effective Date. "Voting Shares" include the Common Shares and any other shares of the Company entitled to vote generally in the election of all directors. One Right will also be issued for each additional Voting Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time, subject to the earlier termination or expiration of the Rights as set out in the Rights Agreement.

As of the Effective Date, the only Voting Shares outstanding will be the Common Shares. The issuance of the Rights is not dilutive and will not affect reported earnings or operating cash flow per share until the Rights separate from the underlying Common Shares and become exercisable or until the exercise of the Rights. The issuance of the Rights will not change the manner in which Shareholders trade their Common Shares.

Certificates and Transferability

Prior to the Separation Time, the Rights will be evidenced by a legend imprinted on certificates for Common Shares issued after the Record Time. Rights are also attached to Common Shares outstanding on the Effective Date, although share certificates issued prior to the Effective Date will not bear such a legend. Shareholders are not required to return their certificates in order to have the benefit of the Rights. Prior to the Separation Time, Rights will trade together with the Common Shares and will not be exercisable or transferable separately from the Common Shares. From and after the Separation Time, the Rights will become exercisable, will be evidenced by Rights Certificates and will be transferable separately from the Common Shares.

Separation of Rights

The Rights will become exercisable and begin to trade separately from the associated Common Shares at the "Separation Time" which is generally (subject to the ability of the Board to defer the Separation Time) the close of business on the tenth trading day after the earliest to occur of:

1.

a public announcement that a person or group of affiliated or associated persons or persons acting jointly or in concert has become an "Acquiring Person", meaning that such person or group has acquired Beneficial Ownership (as defined in the Rights Plan) of 20% or more of the outstanding Voting Shares other than as a result of: (i) a reduction in the number of Voting Shares outstanding; (ii) a "Permitted Bid" or "Competing Permitted Bid" (as defined below); (iii) acquisitions of Voting Shares in respect of which the Board has waived the application of the Rights Agreement; (iv) other specified exempt acquisitions and pro rata acquisitions in which shareholders participate on a pro rata basis; or (v) an acquisition by a person of Voting Shares upon the exercise, conversion or exchange of a security convertible, exercisable or exchangeable into a Voting Share received by a person in the circumstances described in (ii), (iii) or (iv) above;

2.

the date of commencement of, or the first public announcement of an intention of any person (other than the Company or any of its subsidiaries) to commence a takeover bid (other than a Permitted Bid or a Competing Permitted Bid) where the Voting Shares subject to the bid owned by that person (including affiliates, associates and others acting jointly or in concert therewith) would constitute 20% of more of the outstanding Voting Shares; and

3.	the date upon which a Permitted Bid or Competing Permitted Bid ceases to qualify as such.

Promptly following the Separation Time, separate certificates evidencing rights ("Rights Certificates") will be mailed to the holders of record of the Voting Shares as of the Separation Time and the Rights Certificates alone will evidence the Rights.

Rights Exercise Privilege

After the Separation Time, each Right entitles the holder thereof to purchase one Common Share at an initial "Exercise Price" equal to three times the "Market Price" at the Separation Time. The Market Price is defined as the average of the daily closing prices per share of such securities on each of the 20 consecutive trading days through and including the trading day immediately preceding the Separation Time. Following a transaction which results in a person becoming an Acquiring Person (a "Flip-In Event"), the Rights entitle the holder thereof to receive, upon exercise, such number of Common Shares which have an aggregate Market Price (as of the date of the Flip-In Event) equal to twice the then Exercise Price of the Rights for an amount in cash equal to the Exercise Price. In such event, however, any Rights beneficially owned by an Acquiring Person (including affiliates, associates and other acting jointly or in concert therewith), or a transferee of any such person, will be null and void. A Flip-In Event does not include acquisitions approved by the Board or acquisitions pursuant to a Permitted Bid or Competing Permitted Bid.

Permitted Bid Requirements

A bidder can make a takeover bid and acquire Voting Shares without triggering a Flip-In Event under the Rights Plan if the takeover bid qualifies as a Permitted Bid.

The requirements of a "Permitted Bid" include the following:

  the takeover bid must be made by means of a takeover bid circular;

  the takeover bid is made to all holders of Voting Shares on the books of the Company, other than the offeror;

  no Voting Shares are taken up or paid for pursuant to the takeover bid unless more than 50% of the Voting Shares held by Independent Shareholders: (i) shall have been deposited or tendered pursuant to the take-over bid and not withdrawn; and (ii) have previously been or are taken up at the same time;

  the takeover bid contains an irrevocable and unqualified provision that, no Voting Shares will be taken up or paid for pursuant to the takeover bid prior to the close of business on the date which is not less than 60 days following the date of the takeover bid;

  the takeover bid contains an irrevocable and unqualified provision that, Voting Shares may be deposited pursuant to such takeover bid at any time during the period of time between the date of the takeover bid and the date on which Voting Shares may be taken up and paid for and any Voting Shares deposited pursuant to the takeover bid may be withdrawn until taken up and paid for; and

  the takeover bid contains an irrevocable and unqualified provision that, if on the date on which Voting Shares may be taken up and paid for under the takeover bid, more than 50% of the Voting Shares held by Independent Shareholders have been deposited pursuant to the takeover bid and not withdrawn, the offeror will make public announcement of that fact and the takeover bid will remain open for deposits and tenders of Voting Shares for not less than 10 business days from the date of such public announcement.

The Shareholder Rights Plan also allows for a competing Permitted Bid (a "Competing Permitted Bid") to be made while a Permitted Bid is in existence. A Competing Permitted Bid must satisfy all of the requirements of a Permitted Bid except that it may expire on the same date as the Permitted Bid, subject to the requirement that it be outstanding for a minimum period of 35 days (the minimum period required under Canadian securities laws).

Permitted Lock-Up Agreements

A person will not become an Acquiring Person by virtue of having entered into an agreement (a "Permitted Lock-Up Agreement") with a Shareholder whereby the Shareholder agrees to deposit or tender Voting Shares to a takeover bid (the "Lock-Up Bid") made by such person, provided that the agreement meets certain requirements including:

1.

          the terms of the agreement are publicly disclosed and a copy of the agreement is publicly available not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has not been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

2.

          the holder who has agreed to tender Voting Shares to the Lock-Up Bid made by the other party to the agreement is permitted to terminate its obligation under the agreement, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender Voting Shares to another takeover bid or to support another transaction where: (i) the offer price or value of the consideration payable under the other takeover bid or transaction is greater than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares to the Lock-Up Bid, or is greater than a specified minimum which is not more than 7% higher than the price or value of the consideration per share at which the holder has agreed to deposit or tender Voting Shares under the Lock-Up Bid; and (ii) if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than all of the Voting Shares held by Shareholders (excluding Voting Shares held by the offeror), the number of Voting Shares offered to be purchased under the other takeover bid or transaction (at an offer price not lower than in the Lock-Up Bid) is greater than the number of Voting Shares offered to be purchased under the Lock-Up Bid or is greater than a specified number which is not more than 7% higher than the number of Voting Shares offered to be purchased under the Lock-Up Bid; and

3.

          no break-up fees, top-up fees, or other penalties that exceed in the aggregate the greater of 2.5% of the price or value of the consideration payable under the Lock-Up Bid and 50% of the increase in consideration resulting from another takeover bid or transaction shall be payable by the holder if the holder fails to deposit or tender Voting Shares to the Lock-Up Bid.

Waiver and Redemption

If a potential offeror does not desire to make a Permitted Bid, it can negotiate with, and obtain the prior approval of, the Board to make a takeover bid by way of a takeover bid circular sent to all holders of Voting Shares on terms which the Board considers fair to all Shareholders. In such circumstances, the Board may waive the application of the Shareholder Rights Plan thereby allowing such bid to proceed without dilution to the offeror. Any waiver of the application of the Shareholder Rights Plan in respect of a particular takeover bid shall also constitute a waiver of any other takeover bid which is made by means of a takeover bid circular to all holders of Voting Shares while the initial takeover bid is outstanding. The Board may also waive the application of the Shareholder Rights Plan in respect of a particular Flip-in Event that has occurred through inadvertence, provided that the Acquiring Person that inadvertently triggered such Flip-in Event reduces its beneficial holdings to less than 20% of the outstanding Voting Shares within 14 days or such earlier or later date as may be specified by the Board. With the prior consent of the holders of Voting Shares, the Board may, prior to the occurrence of a Flip-in Event that would occur by reason of an acquisition of Voting Shares otherwise than pursuant to the foregoing, waive the application of the Shareholder Rights Plan to such Flip- in Event.

The Board may, with the prior consent of the holders of Voting Shares, at any time prior to the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right. Rights are deemed to be redeemed following completion of a Permitted Bid, a Competing Permitted Bid or a takeover bid in respect of which the Board has waived the application of the Rights Plan.

Protection Against Dilution

The Exercise Price, the number and nature of securities which may be purchased upon the exercise of Rights and the number of Rights outstanding are subject to adjustment from time to time to prevent dilution in the event of dividends, subdivisions, consolidations, reclassifications or other changes in the outstanding Common Shares, pro rata distributions to holders of Common Shares and other circumstances where adjustments are required to appropriately protect the interests of the holders of Rights.

Exemptions for Investment Advisors

Investment advisors (for client accounts), trust companies (acting in their capacity as trustees or administrators), statutory bodies whose business includes the management of funds (for employee benefit plans, pension plans, or insurance plans of various public bodies) and administrators or trustees of registered pension plans or funds acquiring greater than 20% of the Voting Shares are exempted from triggering a Flip-in Event, provided they are not making, either alone or jointly or in concert with any other person, a takeover bid.

Duties of the Board

The adoption of the Shareholder Rights Plan will not in any way lessen or affect the duty of the Board to act honestly and in good faith with a view to the best interests of the Company. The Board, when a takeover bid or similar offer is made, will continue to have the duty and power to take such actions and make such recommendations to Shareholders as are considered appropriate.

Amendment

The Company may make amendments to the Shareholder Rights Plan at any time to correct any clerical or typographical error and may make amendments which are required to maintain the validity of the Shareholder Rights Plan due to changes in any applicable legislation, regulations or rules. The Company may, with the prior approval of Shareholders (or the holders of Rights if the Separation Time has occurred), supplement, amend, vary, rescind or delete any of the provisions of the Shareholder Rights Plan.

Vote Required and Recommendation of the Board

The text of the resolution, which will be submitted to Shareholders at the Meeting, is set forth below. In addition to approving the Shareholder Rights Plan, the resolution also approves any amendments to the Shareholder Rights Plan to respond to any requirements which may be raised by any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada. The Company believes that the Shareholder Rights Plan is consistent with the form of shareholder rights plans now prevalent for public Companies in Canada and so does not anticipate that any such further amendments will be required, but the resolution provides the Company with the necessary authority to make any such amendments should the need arise.

The Board believes that the adoption of the Shareholder Rights Plan is in the best interests of the Company and its Shareholders and, accordingly, recommends that Shareholders vote FOR the resolution. To be approved, such resolution must be passed by the affirmative votes cast by Independent Shareholders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting that vote on such resolution. In effect, all shareholders will be considered Independent Shareholders provided they are not, at the relevant time, an Acquiring Person or making a takeover bid for the Company. The Company is not aware of any shareholder whose vote at the Meeting would be excluded for purposes of the approval requirement under the Shareholder Rights Plan. The TSX requires that the resolution be passed by the affirmative votes cast by holders of not less than a majority of the Common Shares represented in person or by proxy at the Meeting. Except where a Shareholder who has given the proxy directs that his or her Common Shares be voted against such resolution, the appointees named in the accompanying Form of Proxy will vote the Common Shares represented by such proxy FOR such resolution.

"BE IT RESOLVED that:

1.

The Shareholder Right Plan between the Company and Computershare Investor Services Inc. as described in the Information Circular of the Company dated May 6, 2013 i s hereby approved, confirmed and ratified and the Company is authorized to issue Rights pursuant thereto, and

2.

The making on or prior to the date hereof of any other amendments to the Shareholder Rights Plan as the Company may consider necessary or advisable to satisfy the requirements of any stock exchange or professional commentators on shareholder rights plans in order to conform the Shareholder Rights Plan to versions of shareholder rights plans currently prevalent for reporting issuers in Canada is hereby approved."

ADDITIONAL INFORMATION

Additional information relating to the Company is included in the Company's annual information form and in the audited financial statements for the year ended December 31, 2012, the auditor's report thereon and related management discussion and analysis filed on www.sedar.com. Copies of the Company's most current interim financial statements and related management discussion and analysis, Plan and additional information may be obtained from www.sedar.com and upon request from the Company at telephone no. (778) 373-4533 or fax number (778) 373-4534.

Voting at 2012 Annual and Special meeting

The Company reports that the following matters were voted upon by the shareholders of the Company at the annual general and special meeting of the Company held on June 1, 2012 (the "Meeting"):

1.	The following directors were elected at the Meeting:

DIRECTOR	FOR	AGAINST	WITHHELD
William P. Armstrong	69,944,052	Nil	2,004, 381
T. Barry Coughlan	65,149,319	Nil	6,799,114
Scott D. Cousens	66, 835,521	Nil	5,112,912
Robert A Dickinson	66,805,750	Nil	5,142,683
Russell E. Hallbauer	69,381,331	Nil	2,567,102
Wayne Kirk	66,511,916	Nil	5,436,517
Alexander G Morrison	69,505,479	Nil	2,442,954
Richard A. Mundie	69,799,532	Nil	2,148,901
Ronald W. Thiessen	65,463,550	Nil	6,484,883

2.	KMPG LLP, Chartered Accountants, were re-appointed auditor of the Company. Shares voted in person and proxies received represented 124,116,039 votes for and 3,018,251 votes withheld.

3.	The shareholders approved the continuation of the Company's Share Option Plan. Shares voted in person and proxies received represented 65,492,400 votes for and 6,455,033 shares against.

OTHER MATTERS

The Board is not aware of any other matters which it anticipates will come before the Meeting as of the date of mailing of this Information Circular.

The contents of this Information Circular and its distribution to shareholders have been approved by the Board.

DATED at Vancouver, British Columbia, May 6, 2013.

BY ORDER OF THE BOARD OF DIRECTORS

"Russell Hallbauer"

Russell Hallbauer
President and Chief Executive Officer

Schedule "A"
Alteration of Articles to Include Advance Notice Provisions

Nomination of Directors

14.12

(a)        Subject only to the Act, only persons who are nominated in accordance with the following procedures shall be eligible for election as directors of the Company. Nominations of persons for election to the board may be made at any annual meeting of shareholders, or at any special meeting of shareholders (but only if the election of directors is a matter specified in the notice of meeting given by or at the direction of the person calling such special meeting):

(i)        by or at the direction of the board or an authorized officer of the Company, including pursuant to a notice of meeting;

(ii)       by or at the direction or request of one or more shareholders pursuant to a proposal made in accordance with the provisions of the Act or a requisition of the shareholders made in accordance with the provisions of the Act; or

(iii)      by any person (a "Nominating Shareholder") (A) who, at the close of business on the date of the giving of the notice provided for below in this §14.12 and on the record date for notice of such meeting, is entered in the securities register as a holder of one or more shares carrying the right to vote at such meeting or who beneficially owns shares that are entitled to be voted at such meeting and (B) who complies with the notice procedures set forth below in this §14.12.

(b)        In addition to any other applicable requirements, for a nomination to be made by a Nominating Shareholder, such person must have given (i) timely notice thereof in proper written form to the Corporate Secretary of the Company at the principal executive offices of the Company in accordance with this §14.12 and (ii) the representation and agreement with respect to each candidate for nomination as required by, and within the time period specified in §14.12(e) .

(c)        To be timely under §14.12(b)(i), a Nominating Shareholder's notice to the Corporate Secretary of the Company must be made:

(i)        in the case of an annual meeting of shareholders, not less than 30 nor more than 65 days prior to the date of the annual meeting of shareholders; provided, however, that in the event that the annual meeting of shareholders is called for a date that is less than 40 days after the date (the "Notice Date") on which the first public announcement of the date of the annual meeting was made, notice by the Nominating Shareholder may be made not later than the tenth (10th) day following the Notice Date; and

(ii)       in the case of a special meeting (which is not also an annual meeting) of shareholders called for the purpose of electing directors (whether or not called for other purposes), not later than the fifteenth (15th) day following the day on which the first public announcement of the date of the special meeting of shareholders was made.

(iii)      Notwithstanding the foregoing, the board may, in its sole discretion, waive any requirement in this §14.12(c) .

(d)        (To be in proper written form, a Nominating Shareholder's notice to the Corporate Secretary of the Company, under §14.12(b)(i) must set forth:

(i)        as to each person whom the Nominating Shareholder proposes to nominate for election as a director (A) the name, age, business address and residence address of the person, (B) the principal occupation or employment of the person, (C) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the person as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice, (D) a statement as to whether such person would be "independent" of the Company (within the meaning of sections 1.4 and 1.5 of National Instrument 52-110 - Audit Committees of the Canadian Securities Administrators, as such provisions may be amended from time to time) if elected as a director at such meeting and the reasons and basis for such determination and (E) any other information relating to the person that would be required to be disclosed in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws; and

(ii)       as to the Nominating Shareholder giving the notice, (A) any information relating to such Nominating Shareholder that would be required to be made in a dissident's proxy circular in connection with solicitations of proxies for election of directors pursuant to the Act and Applicable Securities Laws, and (B) the class or series and number of shares in the capital of the Company which are controlled or which are owned beneficially or of record by the Nominating Shareholder as of the record date for the Meeting of Shareholders (if such date shall then have been made publicly available and shall have occurred) and as of the date of such notice.

(e)        To be eligible to be a candidate for election as a director of the Company and to be duly nominated, a candidate must be nominated in the manner prescribed in this §14.12 and the candidate for nomination, whether nominated by the board or otherwise, must have previously delivered to the Corporate Secretary of the Company at the principal executive offices of the Company, not less than 5 days prior to the date of the Meeting of Shareholders, a written representation and agreement (in form provided by the Company) that such candidate for nomination, if elected as a director of the Company, will comply with all applicable corporate governance, conflict of interest, confidentiality, share ownership, majority voting and insider trading policies and other policies and guidelines of the Company applicable to directors and in effect during such person's term in office as a director (and, if requested by any candidate for nomination, the Corporate Secretary of the Company shall provide to such candidate for nomination all such policies and guidelines then in effect).

(f)        No person shall be eligible for election as a director of the Company unless nominated in accordance with the provisions of this §14.12; provided, however, that nothing in this §14.12 shall be deemed to preclude discussion by a shareholder (as distinct from nominating directors) at a meeting of shareholders of any matter in respect of which it would have been entitled to submit a proposal pursuant to the provisions of the Act. The chair of the meeting shall have the power and duty to determine whether a nomination was made in accordance with the procedures set forth in the foregoing provisions and, if any proposed nomination is not in compliance with such foregoing provisions, to declare that such defective nomination shall be disregarded.

(g)        For purposes of this §14.12:

(i)        "Affiliate", when used to indicate a relationship with a person, shall mean a person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified person;

(ii)       "Applicable Securities Laws" means the Securities Act (British Columbia) and the equivalent legislation in the other provinces and in the territories of Canada, as amended from time to time, the rules, regulations and forms made or promulgated under any such statute and the published national instruments, multilateral instruments, policies, bulletins and notices of the securities commissions and similar regulatory authorities of each of the applicable provinces and territories of Canada;

(iii)      "Associate", when used to indicate a relationship with a specified person, shall mean (A) any corporation or trust of which such person owns beneficially, directly or indirectly, voting securities carrying more than 10% of the voting rights attached to all voting securities of such corporation or trust for the time being outstanding, (B) any partner of that person, (C) any trust or estate in which such person has a substantial beneficial interest or as to which such person serves as trustee or in a similar capacity, (D) a spouse of such specified person, (E) any person of either sex with whom such specified person is living in conjugal relationship outside marriage or (F) any relative of such specified person or of a person mentioned in clauses (D) or (E) of this definition if that relative has the same residence as the specified person;

(iv)       "Derivatives Contract" shall mean a contract between two parties (the "Receiving Party" and the "Counterparty") that is designed to expose the Receiving Party to economic benefits and risks that correspond substantially to the ownership by the Receiving Party of a number of shares in the capital of the Company or securities convertible into such shares specified or referenced in such contract (the number corresponding to such economic benefits and risks, the "Notional Securities"), regardless of whether obligations under such contract are required or permitted to be settled through the delivery of cash, shares in the capital of the Company or securities convertible into such shares or other property, without regard to any short position under the same or any other Derivatives Contract. For the avoidance of doubt, interests in broad-based index options, broad-based index futures and broad-based publicly traded market baskets of stocks approved for trading by the appropriate governmental authority shall not be deemed to be Derivatives Contracts;

(v)        "Meeting of Shareholders" shall mean such annual shareholders meeting or special shareholders meeting, whether general or not, at which one or more persons are nominated for election to the board by a Nominating Shareholder;

(vi)       "owned beneficially" or "owns beneficially" means, in connection with the ownership of shares in the capital of the Company by a person, (A) any such shares as to which such person or any of such person's Affiliates or Associates owns at law or in equity, or has the right to acquire or become the owner at law or in equity, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, upon the exercise of any conversion right, exchange right or purchase right attaching to any securities, or pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (B) any such shares as to which such person or any of such person's Affiliates or Associates has the right to vote, or the right to direct the voting, where such right is exercisable immediately or after the passage of time and whether or not on condition or the happening of any contingency or the making of any payment, pursuant to any agreement, arrangement, pledge or understanding whether or not in writing; (C) any such shares which are beneficially owned, directly or indirectly, by a Counterparty (or any of such Counterparty's Affiliates or Associates) under any Derivatives Contract (without regard to any short or similar position under the same or any other Derivatives Contract) to which such person or any of such person's Affiliates or Associates is a Receiving Party; provided, however that the number of shares that a person owns beneficially pursuant to this clause (C) in connection with a particular Derivatives Contract shall not exceed the number of Notional Securities with respect to such Derivatives Contract; provided, further, that the number of securities owned beneficially by each Counterparty (including their respective Affiliates and Associates) under a Derivatives Contract shall for purposes of this clause be deemed to include all securities that are owned beneficially, directly or indirectly, by any other Counterparty (or any of such other Counterparty's Affiliates or Associates) under any Derivatives Contract to which such first Counterparty (or any of such first Counterparty's Affiliates or Associates) is a Receiving Party and this proviso shall be applied to successive Counterparties as appropriate; and (D) any such shares which are owned beneficially within the meaning of this definition by any other person with whom such person is acting jointly or in concert with respect to the Company or any of its securities; and

(vii)      "public announcement" shall mean disclosure in a press release reported by a national news service in Canada, or in a document publicly filed by the Company or its agents under its profile on the System of Electronic Document Analysis and Retrieval at www.sedar.com.

(h)        Notwithstanding any other provision to this §14.12, notice or any delivery given to the Corporate Secretary of the Company pursuant to this §14.12 may only be given by personal delivery, facsimile transmission or by email (provided that the Corporate Secretary of the Company has stipulated an email address for purposes of this notice, at such email address as stipulated from time to time), and shall be deemed to have been given and made only at the time it is served by personal delivery, email (at the address as aforesaid) or sent by facsimile transmission (provided that receipt of confirmation of such transmission has been received) to the Corporate Secretary at the address of the principal executive offices of the Company; provided that if such delivery or electronic communication is made on a day which is a not a business day or later than 5:00 p.m. (Vancouver time) on a day which is a business day, then such delivery or electronic communication shall be deemed to have been made on the subsequent day that is a business day.

(i)        In no event shall any adjournment or postponement of a Meeting of Shareholders or the announcement thereof commence a new time period for the giving of a Nominating Shareholder's notice as described in §14.12(c) or the delivery of a representation and agreement as described in §14.12(e) .

Schedule "B"
Alteration to Articles to Increase Quorum Requirements

Pursuant to Article 11 and the Articles of the Company, that the existing Articles of the Company be altered as follows:

1.          Article 11.3 - Quorum be amended by deleting that paragraph and substituting the following paragraph 11.3:

Quorum
11.3      Subject to the special rights or restrictions attached to the shares of any class or series of shares, the quorum for the transaction of business at a meeting of shareholders is at least two person who are, or who represents by proxy, shareholders who, in the aggregate, hold at least one-third (33.33%) of the issued and outstanding shares and entitled to be voted at the meeting.

2.          Article 11.4 - One Shareholder May Constitute Quorum be amended by deleting that paragraph and substituting the following paragraph 11.4:

One Shareholder May Constitute Quorum

11.4      If there is only one shareholder entitled to vote at a meeting of shareholders:

(a)        the quorum is one person who is, or who represents by proxy, that shareholder, who holds at least one-third (33.33%) of the issued and outstanding shares and entitled to be voted at the meeting, and

(b)        that shareholder, present in person or by proxy, may constitute the meeting.

3.          Article 11.8 – Lack of Quorum at Succeeding Meeting be amended by deleting that paragraph and substituting the following paragraph 11.8:

Lack of Quorum at Succeeding Meeting
11.8     If, at the meeting to which the meeting referred to in §11.7(b) was adjourned, a quorum is not present within one-half hour from the time set for the holding of the meeting, the person or persons present and being, or representing by proxy, one or more shareholders who hold at least one-third (33.33%) of the issued and outstanding shares and entitled to vote at the meeting shall be deemed to constitute a quorum.

Schedule "C"
Shareholder Rights Plan Agreement

SHAREHOLDER RIGHTS PLAN AGREEMENT

DATED AS OF

May 2, 2013

BETWEEN

TASEKO MINES LIMITED

AND

COMPUTERSHARE INVESTOR SERVICES INC.

5.20	TIME OF THE ESSENCE	43
5.21	EXECUTION IN COUNTERPARTS	43

SHAREHOLDER RIGHTS PLAN AGREEMENT

MEMORANDUM OF AGREEMENT, dated as of May 2, 2013 between Taseko Mines Limited (the "Company"), a company incorporated under the laws of British Columbia and Computershare Investor Services Inc., a corporation existing under the laws of Canada (the "Rights Agent");

WHEREAS the Board of Directors of the Company, in the exercise of its fiduciary duties to the Company, has determined that it is advisable for the Company to adopt a shareholder rights plan (the "Rights Plan") to take effect on the Effective Date (as hereinafter defined) to prevent, to the extent possible, a creeping takeover of the Company and to ensure that any offer to acquire shares of the Company is made to all shareholders and cannot be completed unless shareholders holding at least 50% of the outstanding shares (other than the offeror and related parties) are deposited or tendered in acceptance of the offer, to ensure, to the extent possible, the fair treatment of all shareholders in connection with any take-over bid for the securities of the Company, and to ensure that the Board of Directors is provided with sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize shareholder value;

AND WHEREAS in order to implement the adoption of a shareholder rights plan as established by this Agreement, the board of directors of the Company has:

(a)           authorized the issuance, effective at the close of business (Vancouver time) on the Effective Date, of one Right (as hereinafter defined) in respect of each Share (as hereinafter defined) outstanding at the close of business (Vancouver time) on the Effective Date (the "Record Time");

(b)           authorized the issuance of one Right in respect of each Voting Share (as hereinafter defined) of the Company issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c)           authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Company pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Company desires to appoint the Rights Agent to act on behalf of the Company and the holders of Rights, and the Rights Agent is willing to so act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates, the exercise of Rights and other matters referred to herein;

NOW THEREFORE, in consideration of the premises and the respective covenants and agreements set forth herein, and subject to such covenants and agreements, the parties hereby agree as follows:

ARTICLE 1

INTERPRETATION

1.1                        Certain Definitions

For purposes of this Agreement, the following terms have the meanings indicated:

(a)           "1934 Exchange Act" means the Securities Exchange Act of 1934 of the United States, as amended, and the rules and regulations thereunder as now in effect or as the same may from time to time be amended, re-enacted or replaced;

(b)           "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Voting Shares; provided, however, that the term "Acquiring Person" shall not include:

(i)           the Company or any Subsidiary of the Company;

(ii)          any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of one or any combination of:

(A)	a Voting Share Reduction;

(B)	Permitted Bid Acquisitions;

(C)	an Exempt Acquisition;

(D)	Pro Rata Acquisitions; or

(E)	a Convertible Security Acquisition;

provided, however, that if a Person becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares by reason of one or any combination of the operation of Paragraphs (A), (B), (C), (D) or (E) above and such Person's Beneficial Ownership of Voting Shares thereafter increases by more than 1% of the number of Voting Shares outstanding (other than pursuant to one or any combination of a Voting Share Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Pro Rata Acquisition or a Convertible Security Acquisition), then as of the date such Person becomes the Beneficial Owner of such additional Voting Shares, such Person shall become an "Acquiring Person";

(iii)        for a period of ten days after the Disqualification Date (as defined below), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Voting Shares as a result of such Person becoming disqualified from relying on Clause 1.1(g)(iii)(B) because such Person is making or has announced a current intention to make a Take-over Bid, either alone or by acting jointly or in concert with any other Person. For the purposes of this definition, "Disqualification Date" means the first date of public announcement that any Person is making or intends to make a Take-over Bid;

(iv)         an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Voting Shares in connection with a distribution of securities of the Company pursuant to an underwriting agreement with the Company; or

(v)           a Person (a "Grandfathered Person") who is the Beneficial Owner of 20% or more of the outstanding Voting Shares determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall, after the Record Time, become the Beneficial Owner of any additional Voting Shares that increases its Beneficial Ownership of Voting Shares by more than 1% of the number of Voting Shares outstanding, other than through one or any combination of a Permitted Bid Acquisition, an Exempt Acquisition, a Voting Share Reduction, a Pro Rata Acquisition or a Convertible Security Acquisition; and provided, further, that a Person shall cease to be a Grandfathered Person in the event that such Person ceases to Beneficially Own 20% or more of the then outstanding Voting Shares at any time after the Record Time;

(c)           "Affiliate", when used to indicate a relationship with a specified Person, shall mean a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(d)           "Agreement" or "Shareholder Rights Plan Agreement" shall mean this shareholder rights plan agreement dated as of May 2, 2013 between the Company and the Rights Agent, as amended or supplemented from time to time; "hereof", "herein", "hereto" and similar expressions mean and refer to this Agreement as a whole and not to any particular part of this Agreement;

(e)           "annual cash dividend" shall mean cash dividends paid in any fiscal year of the Company to the extent that such cash dividends do not exceed, in the aggregate on a per share basis, in any fiscal year, the greatest of:

(i)           200% of the aggregate amount of cash dividends, on a per share basis, declared payable by the Company on its Shares in its immediately preceding fiscal year; and

(ii)          300% of the arithmetic mean of the aggregate amounts of the cash dividends, on a per share basis, declared payable by the Company on its Shares in its three immediately preceding fiscal years;

(f)           "Associate" shall mean, when used to indicate a relationship with a specified Person, a spouse of that Person, any Person of the same or opposite sex with whom that Person is living in a conjugal relationship outside marriage, a child of that Person or a relative of that Person if that relative has the same residence as that Person;

(g)           A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own",

(i)           any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii)          any securities as to which such Person or any of such Person's Affiliates or Associates has the right to become the owner at law or in equity (where such right is exercisable within a period of 60 days, whether or not on condition or on the happening of any contingency) pursuant to any agreement, arrangement, pledge or understanding, whether or not in writing, or upon the exercise of any conversion, exchange or purchase right (other than the Rights) attaching to a Convertible Security; other than pursuant to (x) customary agreements between the Company and underwriters or between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (y) pledges of securities in the ordinary course of business), and (z) any agreement between the Company and any Person or Persons relating to a plan of arrangement, amalgamation or other statutory procedure which is subject to the approval of the holders of Voting Shares;

(iii)         any securities which are Beneficially Owned within the meaning of Clauses 1.1(g)(i) or (ii) by any other Person with which such Person is acting jointly or in concert;

provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A)           where such security has been deposited or tendered pursuant to any Take-over Bid or where the holder of such security has agreed pursuant to a Permitted Lock-Up Agreement to deposit or tender such security pursuant to a Take-Over Bid, in each case made by such Person, made by any of such Person's Affiliates or Associates or made by any other Person acting jointly or in concert with such Person, until such deposited or tendered security has been taken up or paid for, whichever shall first occur;

(B)           where such Person, any of such Person's Affiliates or Associates or any other Person referred to in Clause 1.1(g)(iii), holds such security provided that (1) the ordinary business of any such Person (the "Investment Manager") includes the management of mutual funds or investment funds for others (which others, for greater certainty, may include or be limited to one or more employee benefit plans or pension plans and/or includes the acquisition or holding of securities for a non-discretionary account of a Client (as defined below) by a dealer or broker registered under applicable securities laws to the extent required) and such security is held by the Investment Manager in the ordinary course of such business and in the performance of such Investment Manager's duties for the account of any other Person or Persons (a "Client"); or (2) such Person (the "Trust Company") is licensed to carry on the business of a trust company under applicable laws and, as such, acts as trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each an "Estate Account") or in relation to other accounts (each an "Other Account") and holds such security in the ordinary course of such duties for such Estate Accounts or for such Other Accounts, or (3) such Person is a pension plan or fund registered under the laws of Canada or any Province thereof or the laws of the United States of America (a "Plan") or is a Person established by statute for purposes that include, and the ordinary business or activity of such Person (the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies; or (4) such Person (the "Administrator") is the administrator or trustee of one or more Plans and holds such security for the purposes of its activities as an Administrator; provided, in any of the above cases, that the Investment Manager, the Trust Company, the Statutory Body, the Administrator or the Plan, as the case may be, is not then making and has not then announced an intention to make a Take-over Bid (other than an Offer to Acquire Voting Shares or other securities by means of a distribution by the Company or by means of ordinary market transactions (including prearranged trades) executed through the facilities of a stock exchange or organized over-the-counter market), alone or by acting jointly or in concert with any other Person;

(C)           where such Person or any of such Person's Affiliates or Associates is (1) a Client of the same Investment Manager as another Person on whose account the Investment Manager holds such security, (2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or (3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such security;

(D)           where such Person is (1) a Client of an Investment Manager and such security is owned at law or in equity by the Investment Manager, (2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company or (3) a Plan and such security is owned at law or in equity by the Administrator of the Plan; or

(E)           where such person is the registered holder of securities as a result of carrying on the business of or acting as a nominee of a securities depository.

(h)           "Board of Directors" shall mean the board of directors of the Company or any duly constituted and empowered committee thereof;

(i)           "Business Day" shall mean any day other than a Saturday, Sunday or a day on which banking institutions in Vancouver, British Columbia are authorized or obligated by law to close;

(j)           "Business Corporations Act" shall mean the British Columbia Business Corporations Act, S.B.C. 2002, c.57, as amended, and the regulations made thereunder and any comparable or successor laws or regulations thereto;

(k)           "Canadian Dollar Equivalent" of any amount which is expressed in United States dollars shall mean on any day the Canadian dollar equivalent of such amount determined by reference to the U.S.- Canadian Exchange Rate in effect on such date;

(l)           "close of business" on any given date shall mean the time on such date (or, if such date is not a Business Day, the time on the next succeeding Business Day) at which the transfer office of the transfer agent for the Shares (or, after the Separation Time, the principal transfer office of the Rights Agent) is closed to the public in the city in which such transfer agent or rights agent has an office for the purposes of this Agreement;

(m)           "Competing Permitted Bid" shall mean a Take-over Bid that:

(i)           is made after a Permitted Bid or another Competing Permitted Bid has been made and prior to the expiry, termination or withdrawal of such Permitted Bid or Competing Permitted Bid;

(ii)          satisfies all of the provisions of a Permitted Bid other than the condition set forth in Clause (iii) of the definition of a Permitted Bid; and

(iii)         contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date that is no earlier than the later of (A) 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid; and (B) 60 days following the date on which the earliest Permitted Bid or Competing Permitted Bid which preceded the Competing Permitting Bid was made;

(n)           "controlled": a body corporate is "controlled" by another Person or two or more Persons acting jointly or in concert if:

(i)           securities entitled to vote in the election of directors carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or on behalf of the other Person or two or more Persons acting jointly or in concert; and

(ii)          the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate;

and "controls", "controlling" and "under common control with" shall be interpreted accordingly;

(o)           "Convertible Security" shall mean a security convertible, exercisable or exchangeable into a Voting Share and a "Convertible Security Acquisition" shall mean an acquisition by a Person of Voting Shares upon the exercise, conversion or exchange of a Convertible Security received by a Person pursuant to a Permitted Bid Acquisition, an Exempt Acquisition or a Pro Rata Acquisition;

(p)           "Co-Rights Agents" shall have the meaning ascribed thereto in Subsection 4.1(a);

(q)           "Disposition Date" shall have the meaning ascribed thereto in Subsection 5.1(d);

(r)           "Dividend Reinvestment Acquisition" shall mean an acquisition of Voting Shares of any class pursuant to a Distribution Reinvestment Plan;

(s)           "Dividend Reinvestment Plan" shall mean a regular dividend reinvestment or other plan of the Company made available by the Company to holders of its securities where such plan permits the holder to direct that some or all of:

(i)	dividends paid in respect of shares of any class of the Company;

(ii)	proceeds of redemption of shares of the Company;

(iii)	interest paid on evidences of indebtedness of the Company; or

(iv)	optional cash payments;

be applied to the purchase from the Company of Shares;

(t)           "early warning requirements" shall have the meaning ascribed thereto under National Instrument 62-103 The Early Warning System promulgated under the Securities Act;

(u)           "Effective Date" shall mean May 2, 2013;

(v)           "Election to Exercise" shall have the meaning ascribed thereto in Clause 2.2(d)(ii);

(w)           "Exempt Acquisition" shall mean an acquisition by a Person of Voting Shares and/or Convertible Securities (i) in respect of which the Board of Directors has waived the application of Section 3.1 pursuant to the provisions of Subsection 5.1(b), (c) or (d); (ii) pursuant to a distribution of Voting Shares and/or Convertible Securities made by the Company: (A) to the public pursuant to a prospectus, provided that such Person does not thereby become the Beneficial Owner of a greater percentage of Voting Shares so offered than the percentage of Voting Shares Beneficially Owned by such Person immediately prior to such distribution; or (B) pursuant to a private placement provided that: (x) all necessary stock exchange approvals for such private placement have been obtained and such private placement complies with the terms and conditions of such approvals; and (y) such Person does not thereby become the Beneficial Owner of Voting Shares equal in number to more than 25% of the Voting Shares outstanding immediately prior to the private placement and, in making this determination, the securities to be issued to such Person on the private placement shall be deemed to be held by such Person but shall not be included in the aggregate number of Voting Shares outstanding immediately prior to the private placement; or (iii) pursuant to an amalgamation, merger, arrangement or other statutory procedure requiring shareholder approval;

(x)           "Exercise Price" shall mean, as of any date, the price at which a holder may purchase the securities issuable upon exercise of one whole Right which, until adjustment thereof in accordance with the terms hereof, shall be:

(i)           until the Separation Time, an amount equal to three times the Market Price, from time to time, per Share; and

(ii)          from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Share;

(y)           "Expansion Factor" shall have the meaning ascribed thereto in Clause 2.3(a)(x);

(z)           "Expiration Time" shall have the meaning ascribed thereto in Clause 5.15(a);

(aa)          "Flip-in Event" shall mean a transaction in or pursuant to which any Person becomes an Acquiring Person;

(bb)          "holder" shall have the meaning ascribed thereto in Section 2.8;

(cc)          "Independent Shareholders" shall mean holders of Voting Shares, other than:

(i)           any Acquiring Person;

(ii)          any Offeror, other than a Person referred to in Clause 1.1(g)(iii)(B);

(iii)          any Affiliate or Associate of such Acquiring Person or Offeror;

(iv)          any Person acting jointly or in concert with such Acquiring Person or Offeror; and

(v)           any employee benefit plan, deferred profit sharing plan, stock participation plan and any other similar plan or trust for the benefit of employees of the Company or a Subsidiary of the Company, unless the beneficiaries of the plan or trust direct the manner in which the Voting Shares are to be voted or direct whether the Voting Shares are to be tendered to a Take-over Bid;

(dd)         "Market Price" per share of any securities on any date of determination shall mean the average of the daily closing prices per share of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Days not to be fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on such date of determination or, if the date of determination is not a Trading Day, on the immediately preceding Trading Day. The closing price per share of any securities on any date shall be:

(i)           the closing board lot sale price or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal Canadian stock exchange on which such securities are listed or admitted to trading;

(ii)          if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange, the last sale price or, in case no such sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the Canadian over-the-counter market, as quoted by any reporting system then in use; or

(iii)         if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or quoted by any such reporting system, the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected in good faith by the Board of Directors;

provided, however, that if for any reason none of such prices is available on such day, the closing price per share of such securities on such date means the fair value per share of such securities on such date as determined by a nationally or internationally recognized investment dealer or investment banker with respect to the fair value per share of such securities. The Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date at the Canadian Dollar Equivalent thereof;

(ee)         "Meeting Deadline Date" is the date six months after the Effective Date or if such date is not a Business Day then the next Business Day following such date.

(ff)          "Nominee" shall have the meaning ascribed thereto in Subsection 2.2(c);

(gg)         "Offer to Acquire" shall include:

(i)           an offer to purchase or a solicitation of an offer to sell or a public announcement of an intention to make such an offer or solicitation; and

(ii)          an acceptance of an offer to sell, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(hh)           "Offeror" shall mean a Person who has made a public announcement of a current intention to make or who is making a Take-over Bid but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(ii)           "Permitted Bid" shall mean a Take-over Bid made by an Offeror by way of take-over bid circular which also complies with the following additional provisions:

(i)           the Take-over Bid is made to all holders of Voting Shares on the books of the Company, other than the Offeror;

(ii)          no Voting Shares are taken up or paid for pursuant to the Take-over Bid unless more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited or tendered pursuant to the Take-over Bid and not withdrawn;

(iii)         the Take-over Bid contains, and the take-up and payment for securities tendered or deposited is subject to, an irrevocable and unqualified provision that no Voting Shares will be taken up or paid for pursuant to the Take-over Bid prior to the close of business on the date which is not less than 60 days following the date of the Take-over Bid;

(iv)          the Take-over Bid contains an irrevocable and unqualified provision that unless the Take-over Bid is withdrawn, Voting Shares may be deposited pursuant to such Take-over Bid at any time during the period of time between the date of the Take- over Bid and the date on which Voting Shares may be taken up and paid for and that any Voting Shares deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v)           the Take-over Bid contains an irrevocable and unqualified provision that if, on the date on which Voting Shares may be taken up and paid for, more than 50% of the Voting Shares held by Independent Shareholders shall have been deposited pursuant to the Take-over Bid and not withdrawn, the Offeror will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Voting Shares for not less than ten Business Days from the date of such public announcement;

For purposes of this Agreement, (A) should a Take-over Bid which qualified as a Permitted Bid cease to be a Permitted Bid because it ceases to meet any or all of the requirements mentioned above prior to the time it expires (after giving effect to any extension) or is withdrawn, any acquisition of Voting Shares made pursuant to such Take-over Bid shall not be a Permitted Bid Acquisition and (B) the term "Permitted Bid" shall include a Competing Permitted Bid.

(jj)           "Permitted Bid Acquisition" shall mean an acquisition of Voting Shares made pursuant to a Permitted Bid or a Competing Permitted Bid;

(kk)           "Permitted Lock-Up Agreement" shall mean an agreement between a Person and one or more holders of Voting Shares pursuant to which such holders (each a "Locked-Up Person") agree to deposit or tender Voting Shares to a Take-Over Bid (the "Lock-Up Bid") made or to be made by such Person or any of such Person's Affiliates or Associates or any other Person with which such Person is acting jointly or in concert, provided that:

(i)           the terms of such agreement are publicly disclosed and a copy of such agreement is made available to the public (including the Company) not later than the date of the Lock-Up Bid or, if the Lock-Up Bid has been made prior to the date on which such agreement is entered into, not later than the first business day following the date of such agreement;

(ii)          the agreement permits a Locked-Up Person to terminate its obligation to deposit or tender Voting Shares to or not to withdraw such Voting Shares from the Lock-Up Bid, and to terminate any obligation with respect to the voting of such Voting Shares, in order to tender or deposit the Voting Shares to another Take-over Bid or to support another transaction:

(A)           where the price or value of the consideration per Voting Share offered under such other Take-over Bid or transaction:

(I)           is greater than the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid; or

(II)         exceeds by as much as or more than a specified amount (the "Specified Amount") the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the Lock-Up Bid, provided that such Specified Amount is not greater than 7% of the price or value of the consideration per Voting Share at which the Locked-Up Person has agreed to deposit or tender Voting Shares to the LockUp Bid; and

(B)           if the number of Voting Shares offered to be purchased under the Lock-Up Bid is less than 100% of the Voting Shares held by Independent Shareholders, where the number of Voting Shares to be purchased under such other Take-over Bid or transaction at a price or value per Voting Share that is not less than the price or value per Voting Share offered under the Lock-Up Bid:

(I)           is greater than the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid; or

(II)         exceeds by as much as or more than a specified number (the "Specified Number") the number of Voting Shares that the Offeror has offered to purchase under the Lock-Up Bid, provided that the Specified Number is not greater than 7% of the number of Voting Shares offered to purchased under the Lock-Up Bid, and, for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give such Person an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Voting Shares from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Voting Shares during the period of the other Take-over Bid or transaction; and

(iii)         no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A)           2.5% of the price or value of the consideration payable under the Lock-Up Bid to a Locked-Up Person; and

(B)           50% of the amount by which the price or value of the consideration received by a Locked-Up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-Up Person would have received under the Lock-Up Bid, shall be payable by such Locked-Up Person pursuant to the agreement if the Locked-Up Person fails to deposit or tender Voting Shares to the Lock-Up Bid, withdraws Voting Shares previously tendered thereto or supports another transaction;

(ll)           "Person" shall include an individual, body corporate, firm, partnership, syndicate or other form of unincorporated association, trust, trustee, executor, administrator, legal personal representative, group, unincorporated organization, a government and its agencies or instrumentalities, or other entity whether or not having legal personality;

(mm)           "Pro Rata Acquisition" shall mean an acquisition by a Person of Voting Shares pursuant to:

(i)           a Dividend Reinvestment Acquisition;

(ii)          a stock dividend, stock split or other event in respect of securities of the Company of one or more particular classes or series pursuant to which such Person becomes the Beneficial Owner of Voting Shares on the same pro rata basis as all other holders of securities of the particular class, classes or series; or

(iii)         the acquisition or the exercise by the Person of rights to purchase Voting Shares issued by the Company to all holders of securities of the Company (other than holders resident in any jurisdiction where such issuance is restricted or impractical as a result of applicable law) of one or more particular classes or series pursuant to a rights offering or pursuant to a prospectus, provided that such rights are acquired directly from the Company and not from any other Person and the Person does not thereby acquire a greater percentage of such Voting Shares than the Person's percentage of Voting Shares Beneficially Owned immediately prior to such acquisition;

(nn)           "Record Time" has the meaning set forth in the recitals hereto;

(oo)           "Redemption Price" shall have the meaning attributed thereto in Subsection 5.1(a);

(pp)           "Right" shall mean a right to purchase a Share of the Company, upon the terms and subject to the conditions set forth in this Agreement;

(qq)           "Rights Certificate" shall mean a certificate representing the Rights after the Separation Time, which shall be substantially in the form attached hereto as Attachment 1;

(rr)           "Rights Register" shall have the meaning ascribed thereto in Subsection 2.6(a);

(ss)           "Securities Act" shall mean the Securities Act (British Columbia), as amended, and the regulations thereunder, and any comparable or successor laws or regulations thereto;

(tt)           "Separation Time" shall mean, subject to Subsection 5.1(d), the close of business on the tenth Trading Day after the earlier of:

(i)           the Share Acquisition Date;

(ii)          the date of the commencement of or first public announcement of the intent of any Person (other than the Company or any Subsidiary of the Company) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid); and

(iii)         the date on which a Permitted Bid or Competing Permitted Bid ceases to qualify as such;

or such later time as may be determined by the Board of Directors, provided that, if any Take-over Bid referred to in clause (ii) above expires, is not made, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for the purposes of this definition, never to have been commenced, made or announced and further provided that if the Board of Directors determines, pursuant to Section 5.1, to waive the application of Section 3.1 to a Flip-In Event, then the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred and further provided that if the foregoing results in the Separation Time being prior to the Record Time, the Separation Time shall be the Record Time;

(uu)           "Share Acquisition Date" shall mean the first date of public announcement (which, for purposes of this definition, shall include, without limitation, a report filed pursuant to early warning requirements under applicable securities laws) by the Company or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(vv)           "Shares" shall mean the common shares in the capital of the Company as presently constituted, as such shares may be subdivided, consolidated, reclassified or otherwise changed from time to time;

(ww)           "Subsidiary": a Person is a Subsidiary of another Person if:

(i)           it is controlled by:

(A)           that other; or

(B)           that other and one or more Persons each of which is controlled by that other; or

(C)           two or more Persons each of which is controlled by that other; or

(ii)         it is a Subsidiary of a Person that is that other's Subsidiary;

(xx)           "Take-over Bid" shall mean an Offer to Acquire Voting Shares or Convertible Securities, if, assuming that the Voting Shares or Convertible Securities subject to the Offer to Acquire are acquired and are Beneficially Owned at the date of such Offer to Acquire by the Person making such Offer to Acquire, the Voting Shares Beneficially Owned by the Person making the Offer to Acquire would constitute in the aggregate 20% or more of the outstanding Voting Shares at the date of the Offer to Acquire;

(yy)           "Termination Time" shall mean the time at which the right to exercise Rights shall terminate pursuant to Section 5.1(g);

(zz)           "Trading Day", when used with respect to any securities, shall mean a day on which the principal Canadian stock exchange on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian stock exchange, a Business Day;

(aaa)         "U.S. – Canadian Exchange Rate" on any date shall mean:

(i)           if on such date the Bank of Canada sets an average noon spot rate of exchange for the conversion of one United States dollar into Canadian dollars, such rate; and

(ii)          in any other case, the rate for such date for the conversion of one United States dollar into Canadian dollars which is calculated in the manner which shall be determined by the Board of Directors from time to time acting in good faith;

(bbb)   "Voting Share Reduction" shall mean an acquisition or redemption by the Company of Voting Shares which, by reducing the number of Voting Shares outstanding, increases the percentage of outstanding Voting Shares Beneficially Owned by any Person to 20% or more of the Voting Shares then outstanding; and

(ccc)    "Voting Shares" shall mean the Shares and any other shares in the capital of the Company entitled to vote generally in the election of all directors of the Company.

1.2                        Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3                        Headings

The division of this Agreement into Articles, Sections, Subsections, Clauses, Paragraphs, Subparagraphs or other portions hereof and the insertion of headings, subheadings and a table of contents are for convenience of reference only and shall not affect the construction or interpretation of this Agreement.

1.4                        Calculation of Number and Percentage of Beneficial Ownership of Outstanding Voting Shares

(a)           For purposes of this Agreement, in determining the percentage of outstanding Voting Shares with respect to which a Person is or is deemed to be the Beneficial Owner, all unissued Voting Shares of which such person is deemed to be the Beneficial Owner shall be deemed to be outstanding.

(b)           For purposes of this Agreement, the percentage of Voting Shares Beneficially Owned by any Person shall be and be deemed to be the product (expressed as a percentage) determined by the formula:

100 x A/B

where:

A           =           the number of votes for the election of all directors of the Company generally attaching to the Voting Shares Beneficially Owned by such Person; and

B           =           the number of votes for the election of all directors of the Company generally attaching to all outstanding Voting Shares.

The percentage of outstanding Voting Shares represented by any particular group of Voting Shares acquired or held by any Person shall be determined in like manner mutatis mutandis.

1.5                        Acting Jointly or in Concert

For purposes of this Agreement a Person is acting jointly or in concert with every Person who is a party to an agreement, commitment, arrangement or understanding, whether formal or informal or written or unwritten, with the first Person to acquire or Offer to Acquire any Voting Shares or Convertible Securities (other than (x) customary agreements with and between underwriters and/or banking group members and/or selling group members with respect to a distribution of securities by the Company, (y) pledges of securities in the ordinary course of business, and (z) Permitted Lock-Up Agreements).

1.6                       Generally Accepted Accounting Principles

Wherever in this Agreement reference is made to generally accepted accounting principles, such reference shall be deemed to be the recommendations at the relevant time of the Canadian Institute of Chartered Accountants, or any successor institute, applicable on a consolidated basis (unless otherwise specifically provided herein to be applicable on an unconsolidated basis) and which incorporates International Financial Reporting Standards as adopted by the Canadian Accounting Standards Board for periods beginning on or after January 1, 2011, as at the date on which a calculation is made or required to be made in accordance with generally accepted accounting principles. Where the character or amount of any asset or liability or item of revenue or expense is required to be determined, or any consolidation or other accounting computation is required to be made for the purpose of this Agreement or any document, such determination or calculation shall, to the extent applicable and except as otherwise specified herein or as otherwise agreed in writing by the parties, be made in accordance with such generally accepted accounting principles applied on a consistent basis.

ARTICLE 2

THE RIGHTS

2.1                        Issue of Rights: Legend on Common Share Certificates

(a)           One Right shall be issued on the Effective Date in respect of each Common Share outstanding at the Record Time and one Right shall be issued in respect of each Common Share issued after the Record Time and prior to the earlier of the Separation Time and the Expiration Time.

(b)           Certificates representing Shares which are issued after the Record Time but prior to the earlier of the Separation Time and the Expiration Time, shall also evidence one Right for each Share represented thereby until the earlier of the Separation Time or the Expiration Time and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

Until the earlier of the Separation Time or the Expiration Time (as both terms are defined in the Shareholder Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in the Shareholder Rights Plan Agreement dated as of May 2, 2013, as may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Taseko Mines Limited (the "Company") and Computershare Investor Services Inc., as Rights Agent, the terms of which are incorporated herein by reference and a copy of which is on file at the principal executive offices of the Company. Under certain circumstances set out in the Shareholder Rights Agreement, the rights may be amended or redeemed, may expire or may become void (if, in certain cases they are "Beneficially Owned" by an "Acquiring Person" as such terms are defined in the Shareholder Rights Agreement, whether currently held by or on behalf of such Person or a subsequent holder) or may be evidenced by separate certificates and no longer evidenced by this certificate. The Company will mail or arrange for the mailing of a copy of the Shareholder Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor.

Certificates representing Shares that are issued and outstanding at the Record Time shall also evidence one Right for each Share represented thereby notwithstanding the absence of the foregoing legend, until the earlier of the Separation Time and the Expiration Time.

2.2                        Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a)           Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Share for the Exercise Price as at the Business Day immediately preceding the day of exercise of the Right (which Exercise Price and number of Shares are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Company or any of its Subsidiaries shall be void.

(b)           Until the Separation Time,

(i)           the Rights shall not be exercisable and no Right may be exercised; and

(ii)           each Right will be evidenced by the certificate for the associated Voting Share registered in the name of the holder thereof (which certificate shall also be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Voting Share.

(c)           From and after the Separation Time and prior to the Expiration Time:

(i)           the Rights shall be exercisable; and

(ii)          the registration and transfer of Rights shall be separate from and independent of Voting Shares.

Promptly following the Separation Time, the Company will prepare or cause to be prepared and the Rights Agent will mail to each holder of record of Voting Shares as of the Separation Time and, in respect of each Convertible Security converted into Voting Shares after the Separation Time and prior to the Expiration Time, promptly after such conversion, the Company will prepare or cause to be prepared and the Rights Agent will mail to the holder so converting (other than in either case an Acquiring Person and any Transferee whose rights are or become null and void pursuant to Section 3.1(b) and, in respect of any Rights Beneficially Owned by such Acquiring Person or Transferee which are not held of record by such Acquiring Person or Transferee, the holder of record of such Rights (a "Nominee")), at such holder's address as shown by the records of the Company (the Company hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(x)           a Rights Certificate appropriately completed, representing the number of Rights held by such holder at the Separation Time or at the time of conversion, as applicable, and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Company may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or judicial or administrative order made pursuant thereto or with any rule or regulation of any self-regulatory organization, stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(y)           disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (x) and (y) only in respect of all Shares held of record by it which are not Beneficially Owned by an Acquiring Person. In order for the Company to determine whether any Person is holding Shares which are Beneficially Owned by another Person, the Company may require such first Person to furnish such information and documentation as the Company deems necessary.

(d)           Rights may be exercised, in whole or in part, on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent at its office in Vancouver, Canada or any other office of the Rights Agent in cities designated from time to time for that purpose by the Company with the approval of the Rights Agent:

(i)           the Rights Certificate evidencing such Rights;

(ii)           an election to exercise such Rights (an "Election to Exercise") substantially in the form attached to the Rights Certificate appropriately completed and duly executed by the holder or such holder's executors or administrators or other personal representatives or such holder's or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(iii)           payment by certified cheque, banker's draft, money order or wire transfer payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being exercised.

(e)           Upon receipt of a Rights Certificate, together with a completed Election to Exercise executed in accordance with Clause 2.2(d)(ii), which does not indicate that such Right is null and void as provided by Subsection 3.1(b), and payment as set forth in Clause 2.2(d)(iii), the Rights Agent (unless otherwise instructed by the Company in the event that the Company is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon as soon as practicable:

(i)           requisition from the transfer agent certificates representing the number of such Shares to be purchased (the Company hereby irrevocably authorizing its transfer agent to comply with all such requisitions);

(ii)           when appropriate, requisition from the Company the amount of cash to be paid in lieu of issuing fractional Shares;

(iii)          after receipt of the certificates referred to in Clause 2.2(e)(i), deliver the same to or upon the order of the registered holder of such Rights Certificates, registered in such name or names as may be designated by such holder;

(iv)           when appropriate, after receipt, deliver the cash referred to in Clause 2.2(e)(ii) to or to the order of the registered holder of such Rights Certificate; and

(v)           remit to the Company all payments received on the exercise of Rights.

(f)           In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to the provisions of Subsection 5.5(a)) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g)           The Company covenants and agrees that it will:

(i)           take all such action as may be necessary and within its power to ensure that all Shares delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Shares (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii)           take all such action as may be necessary and within its power to comply with the requirements of the British Columbia Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada, and any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights Certificates and the issuance of any Shares upon exercise of Rights;

(iii)           use reasonable efforts to cause all Shares issued upon exercise of Rights to be listed on the stock exchanges and markets on which such Shares were traded immediately prior to the Separation Time;

(iv)           pay when due and payable, if applicable, any and all federal, provincial and municipal transfer taxes and charges (not including any income or capital taxes of the holder or exercising holder or any liability of the Company to withhold tax) which may be payable in respect of the original issuance or delivery of the Rights Certificates, or certificates for Shares to be issued upon exercise of any Rights, provided that the Company shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Shares in a name other than that of the holder of the Rights being transferred or exercised; and

(v)           after the Separation Time, except as permitted by Sections 5.1 and 5.4, not take (or permit any Subsidiary to take) any action if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

2.3                                  Adjustments to Exercise Price; Number of Rights

The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(a)           In the event the Company shall at any time after the Record Time and prior to the Expiration Time:

(i)           declare or pay a dividend on Shares payable in Shares or Convertible Securities in respect thereof other than pursuant to any Dividend Reinvestment Plan;

(ii)           subdivide or change the then outstanding Shares into a greater number of Shares;

(iii)           consolidate or change the then outstanding Shares into a smaller number of Shares; or

(iv)           issue any Shares (or Convertible Securities in respect thereof) in respect of, in lieu of or in exchange for existing Shares except as otherwise provided in this Section 2.3,

then the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as of the payment or effective date in the manner set forth below.

If the Exercise Price and number of Rights outstanding are to be adjusted:

(x)           the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Shares (or other capital stock) (the "Expansion Factor") that a holder of one Share immediately prior to such distribution, subdivision, change, consolidation or issuance would hold thereafter as a result thereof; and

(y)           each Right held prior to such adjustment will become that number of Rights equal to the Expansion Factor,

and the adjusted number of Rights will be deemed to be distributed among the Shares with respect to which the original Rights were associated (if they remain outstanding) and the Shares issued in respect of such dividend, subdivision, change, consolidation or issuance, so that each such Share (or other capital stock) will have exactly one Right associated with it.

For greater certainty, if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one Right immediately prior to such dividend, subdivision, change, consolidation or issuance would hold thereafter as a result of such dividend, subdivision, change, consolidation or issuance.

If, after the Record Time and prior to the Expiration Time, the Company shall issue any shares of capital stock other than Shares in a transaction of a type described in Clause 2.3(a)(i) or (iv), such shares of capital stock shall be treated herein as nearly equivalent to Shares as may be practicable and appropriate under the circumstances and the Company and the Rights Agent agree to amend this Agreement in order to effect such treatment.

If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required under Section 3.1.

In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any Shares otherwise than in a transaction referred to in this Subsection 2.3(a), each such Share so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such associated Share.

(b)           In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the issuance of rights, options or warrants to all holders of Shares entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Shares (or Convertible Securities in respect of Shares) at a price per Share (or, in the case of a Convertible Security, having a conversion, exchange or exercise price per share, including the price required to be paid to purchase such Convertible Security) less than the Market Price per Share on such record date, the Exercise Price to be in effect after such record date shall be determined by multiplying the Exercise Price in effect immediately prior to such record date by a fraction:

(i)           the numerator of which shall be the number of Shares outstanding on such record date plus the number of Shares that the aggregate offering price of the total number of Shares so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the Convertible Securities, including the price required to be paid to purchase such Convertible Securities) would purchase at such Market Price per Share; and

(ii)           the denominator of which shall be the number of Shares outstanding on such record date plus the number of additional Shares to be offered for subscription or purchase (or into which the Convertible Securities so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid by delivery of consideration, part or all of which may be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board of Directors, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of Rights. Such adjustment shall be made successively whenever such a record date is fixed, and in the event that such rights, options or warrants are not so issued, or if issued, are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect if such record date had not been fixed, or to the Exercise Price which would be in effect based upon the number of Shares (or securities convertible into, or exchangeable or exercisable for Shares) actually issued upon the exercise of such rights, options or warrants, as the case may be.

For purposes of this Agreement, the granting of the right to purchase Shares (whether from treasury or otherwise) pursuant to any Dividend Reinvestment Plan or any employee benefit plan, stock option plan or any similar plan shall be deemed not to constitute an issue of rights, options or warrants by the Company; provided, however, that, in the case of any Dividend Reinvestment Plan or share purchase plan, the right to purchase Shares is at a price per Share of not less than 90% of the current market price per share (determined as provided in such plans) of the Shares.

(c)           In the event the Company shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Shares (including any such distribution made in connection with a merger or amalgamation) of evidences of indebtedness, cash (other than an annual cash dividend or a dividend paid in Common Shares, but including any dividend payable in securities other than Common Shares), assets or rights, options or warrants (excluding rights, options or warrants expiring within 45 calendar days after such record date) to purchase Shares or Convertible Securities in respect of Shares, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board of Directors) of the portion of the evidences of indebtedness, cash, assets, rights, options or warrants so to be distributed applicable to the securities purchasable upon exercise of one Right.

(d)           Notwithstanding anything herein to the contrary, no adjustment in the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least one per cent in the Exercise Price; provided, however, that any adjustments which by reason of this Subsection 2.3(d) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All calculations under Section 2.3 shall be made to the nearest cent or to the nearest ten-thousandth of a Share. Any adjustment required by Section 2.3 shall be made as of:

(i)           the payment or effective date for the applicable dividend, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to Subsection 2.3(a); or

(ii)          the record date for the applicable dividend or distribution, in the case of an adjustment made pursuant to Subsection 2.3(b) or (c), subject to readjustment to reverse the same if such dividend or distribution shall not be made.

(e)           In the event the Company shall at any time after the Record Time and prior to the Separation Time issue any shares (other than Shares), or rights, options or warrants to subscribe for or purchase any such shares, or securities convertible into or exchangeable for any such shares, in a transaction referred to in Clause 2.3(a)(i) or (iv) or Subsections 2.3(b) or (c), if the Board of Directors acting in good faith determines that the adjustments contemplated by Subsections 2.3(a), (b) and (c) in connection with such transaction will not appropriately protect the interests of the holders of Rights, the Board of Directors may determine what other adjustments to the Exercise Price, number of Rights and/or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding Subsections 2.3(a), (b) and (c), such adjustments, rather than the adjustments contemplated by Subsections 2.3(a), (b) and (c), shall be made. Subject to Subsection 5.4(b) and (c), the Company and the Rights Agent may, with the prior approval of the holders of the Shares amend this Agreement as appropriate to provide for such adjustments.

(f)           Each Right originally issued by the Company subsequent to any adjustment made to the Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the number of Shares purchasable from time to time hereunder upon exercise of a Right immediately prior to such issue, all subject to further adjustment as provided herein.

(g)           Irrespective of any adjustment or change in the Exercise Price or the number of Shares issuable upon the exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to express the Exercise Price per Share and the number of Shares which were expressed in the initial Rights Certificates issued hereunder.

(h)           In any case in which this Section 2.3 shall require that an adjustment in the Exercise Price be made effective as of a record date for a specified event, the Company may elect to defer until the occurrence of such event the issuance to the holder of any Right exercised after such record date the number of Shares and other securities of the Company, if any, issuable upon such exercise over and above the number of Shares and other securities of the Company, if any, issuable upon such exercise on the basis of the Exercise Price in effect prior to such adjustment; provided, however, that the Company shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional shares (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(i)           Notwithstanding anything contained in this Section 2.3 to the contrary, the Company shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgment the Board of Directors shall determine to be advisable, in order that any:

(i)           consolidation or subdivision of Shares;

(ii)           issuance (wholly or in part for cash) of Shares or securities that by their terms are convertible into or exchangeable for Shares;

(iii)           stock dividends; or

(iv)           issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Company to holders of its Shares, subject to applicable taxation laws, shall not be taxable to such shareholders or shall subject such shareholders to a lesser amount of tax.

(j)           Whenever an adjustment to the Exercise Price is made pursuant to this Section 2.3, the Company shall:

(i)           promptly prepare a certificate setting forth such adjustment and a brief statement of the facts accounting for such adjustment; and

(ii)           promptly file with the Rights Agent and with each transfer agent for the Shares a copy of such certificate and mail a brief summary thereof to each holder of Rights who requests a copy;

Failure to file such certificate or to cause such notice to be given as aforesaid, or any defect therein, shall not affect the validity of any such adjustment or change.

2.4                                 Date on Which Exercise Is Effective

Each Person in whose name any certificate for Shares or other securities, if applicable, is issued upon the exercise of Rights shall for all purposes be deemed to have become the absolute holder of record of the Shares or other securities, if applicable, represented thereon, and such certificate shall be dated the date upon which the Rights Certificate evidencing such Rights was duly surrendered in accordance with Subsection 2.2(d) (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising holder hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Share transfer books of the Company are closed, such Person shall be deemed to have become the record holder of such Shares on, and such certificate shall be dated, the next succeeding Business Day on which the Share transfer books of the Company are open.

2.5                        Execution, Authentication, Delivery and Dating of Rights Certificates

(a)           The Rights Certificates shall be executed on behalf of the Company by any of its Chairman of the Board, President, Chief Executive Officer and Chief Financial Officer. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of the Company shall bind the Company, notwithstanding that such individuals or any of them have ceased to hold such offices either before or after the countersignature and delivery of such Rights Certificates.

(b)           Promptly after the Company learns of the Separation Time, the Company will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Company to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Company) and send such Rights Certificates to the holders of the Rights pursuant to Subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c)           Each Rights Certificate shall be dated the date of countersignature thereof.

2.6                        Registration, Transfer and Exchange

(a)           The Company will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Company will provide for the registration and transfer of Rights. The Rights Agent, at its office in the City of Vancouver, is hereby appointed registrar for the Rights (the "Rights Registrar") for the purpose of maintaining the Rights Register for the Company and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of Subsection 2.6(c), the Company will execute, and the Rights Agent will countersign and deliver, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(b)           All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be the valid obligations of the Company, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(c)           Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Company or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate under this Section 2.6, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

2.7                        Mutilated, Destroyed, Lost and Stolen Rights Certificates

(a)           If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Company shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b)           If there shall be delivered to the Company and the Rights Agent prior to the Expiration Time:

(i)           evidence to their reasonable satisfaction of the destruction, loss or theft of any Rights Certificate; and

(ii)           such security or indemnity as may be reasonably required by them to save each of them and any of their agents harmless,

then, in the absence of notice to the Company or the Rights Agent that such Rights Certificate has been acquired by a bona fide purchaser, the Company shall execute and upon the Company's request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c)           As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Company may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the reasonable fees and expenses of the Rights Agent) connected therewith.

(d)           Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate shall evidence the contractual obligation of the Company, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8                        Persons Deemed Owners of Rights

The Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Right shall mean the registered holder of such Right (or, prior to the Separation Time, of the associated Share).

2.9                        Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, registration of transfer or exchange shall, if surrendered to any Person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Company may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Company may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9, except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable laws, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Company.

2.10                      Agreement of Rights Holders

Every holder of Rights, by accepting the same, consents and agrees with the Company and the Rights Agent and with every other holder of Rights:

(a)           to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b)           that prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Voting Share certificate representing such Right;

(c)           that after the Separation Time, the Rights Certificates will be transferable only on the Rights Register as provided herein;

(d)           that prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) for registration of transfer, the Company, the Rights Agent and any agent of the Company or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Voting Share certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Voting Share certificate made by anyone other than the Company or the Rights Agent) for all purposes whatsoever, and neither the Company nor the Rights Agent shall be affected by any notice to the contrary;

(e)           that such holder of Rights has waived his right to receive any fractional Rights or any fractional shares or other securities upon exercise of a Right (except as provided herein);

(f)           that, subject to the provisions of Section 5.4, without the approval of any holder of Rights or Voting Shares and upon the sole authority of the Board of Directors, acting in good faith, this Agreement may be supplemented or amended from time to time pursuant to and as provided herein; and

(g)           that notwithstanding anything in this Agreement to the contrary, neither the Company nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of preliminary or permanent injunctions or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulations or executive order promulgated or enacted by any governmental authority prohibiting or otherwise restraining performance of such obligation.

2.11                      Rights Certificate Holder Not Deemed a Shareholder

No holder, as such, of any Rights or Rights Certificate shall be entitled to vote, receive dividends or be deemed for any purpose whatsoever the holder of any Share or any other share or security of the Company which may at any time be issuable on the exercise of the Rights represented thereby, nor shall anything contained herein or in any Rights Certificate be construed or deemed or confer upon the holder of any Right or Rights Certificate, as such, any right, title, benefit or privilege of a holder of Shares or any other shares or securities of the Company or any right to vote at any meeting of shareholders of the Company whether for the election of directors or otherwise or upon any matter submitted to holders of Shares or any other shares of the Company at any meeting thereof, or to give or withhold consent to any action of the Company, or to receive notice of any meeting or other action affecting any holder of Shares or any other shares of the Company except as expressly provided herein, or to receive dividends, distributions or subscription rights, or otherwise, until the Right or Rights evidenced by Rights Certificates shall have been duly exercised in accordance with the terms and provisions hereof.

ARTICLE 3

ADJUSTMENTS TO THE RIGHTS

3.1                        Flip-in Event

(a)           Subject to Subsection 3.1(b) and Section 5.1, in the event that prior to the Expiration Time a Flip-in Event shall occur, each Right shall constitute, effective at the close of business on the tenth Trading Day after the Share Acquisition Date, the right to purchase from the Company, upon exercise thereof in accordance with the terms hereof, that number of Shares having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred).

(b)           Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time or the Share Acquisition Date by:

(i)           an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person); or

(ii)           a transferee or other successor in title, directly or indirectly, (a "Transferee") of Rights held by an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), where such Transferee becomes a transferee concurrently with or subsequent to the Acquiring Person becoming such in a transfer that the Board of Directors acting in good faith has determined is part of a plan, arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of such other Person), that has the purpose or effect of avoiding Clause 3.1(b)(i), shall become null and void without any further action, and any holder of such Rights (including any Transferee) shall thereafter have no right to exercise such Rights under any provision of this Agreement and further shall thereafter not have any other rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration or transfer or exchange which does not contain the necessary certifications set forth in the Rights Certificate establishing that such Rights are not null and void under this Clause 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this Clause 3.1 and such Rights shall become null and void.

(c)           From and after the Separation Time, the Company shall do all such acts and things as shall be necessary and within its power to ensure compliance with the provisions of this Section 3.1, including without limitation, all such acts and things as may be required to satisfy the requirements of the British Columbia Business Corporations Act, the Securities Act and the securities laws or comparable legislation of each of the provinces of Canada in respect of the issue of Shares upon the exercise of Rights in accordance with this Agreement.

(d)           Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either Clause 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain the following legend:

"The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Shareholder Rights Agreement) or a Person who was acting jointly or in concert with an Acquiring Person or an Affiliate or Associate of such Person. This Rights Certificate and the Rights represented hereby are void or shall become void in the circumstances specified in Subsection 3.1(b) of the Shareholder Rights Agreement."

provided, however, that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but shall impose such legend only if instructed to do so by the Company in writing or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate that such holder is not a Person described in such legend and provided further that the fact that such legend does not appear on a certificate is not determinative of whether any Rights represented thereby are void under this Section.

ARTICLE 4

THE RIGHTS AGENT

4.1                        General

(a)           The Company hereby appoints the Rights Agent to act as agent for the Company in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Company may from time to time appoint such co-Rights Agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Company appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Company may determine with the approval of the Rights Agent and the Co-Rights Agent. The Company agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder (including the fees and disbursements of any expert or advisor retained by the Rights Agent). The Company also agrees to indemnify the Rights Agent, and its officers, directors, employees and agents for, and to hold it and them harmless against, any loss, liability or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent or such persons, for anything done or omitted by the Rights Agent or such persons in connection with the acceptance and administration of this Agreement, including legal costs and expenses, which right to indemnification will survive the termination of this Agreement and the resignation or removal of the Rights Agent.

(b)           The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its administration of this Agreement in reliance upon any certificate for Shares, Rights Certificate, certificate for other securities of the Company, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement, or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged, by the proper Person or Persons.

(c)           The Company shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of the Company.

(d)           No provision contained in this Agreement shall require the Rights Agent to expend or risk its own funds or otherwise incur financial liability in the performance of any of its duties or in the exercise of any of its rights or powers.

4.2                        Merger, Amalgamation or Consolidation or Change of Name of Rights Agent

(a)           Any Company into which the Rights Agent may be merged or amalgamated or with which it may be consolidated, or any Company resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent is a party, or any Company succeeding to the shareholder or stockholder services business of the Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such Company would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights have not been countersigned, any successor Rights Agent may countersign such Rights Certificates in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b)           In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3                        Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, all of which the Company and the holders of certificates for Shares and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a)           the Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Company) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion and the Rights Agent may also consult with such other experts as the Rights Agent may reasonably consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement (at the expense of the Company) and the Rights Agent shall be entitled to act and rely in good faith on the advice of any such expert;

(b)           whenever in the performance of its duties under this Agreement, the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Company prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a Person believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer or Chief Financial Officer of the Company and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c)           the Rights Agent will be liable hereunder only for its own negligence, bad faith or willful misconduct;

(d)           the Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Shares, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Company only;

(e)           the Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for a Share or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Company of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to Subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Shares to be issued pursuant to this Agreement or any Rights or as to whether any Shares will, when issued, be duly and validly authorized, executed, issued and delivered and fully paid and non-assessable;

(f)           the Company agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g)           the Rights Agent is hereby authorized and directed to accept instructions in writing with respect to the performance of its duties hereunder from any individual believed by the Rights Agent to be the Chairman of the Board, President, Chief Executive Officer or Chief Financial Officer of the Company, and to apply to such individuals for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual. It is understood that instructions to the Rights Agent shall, except where circumstances make it impractical or the Rights Agent otherwise agrees, be given in writing and, where not in writing, such instructions shall be confirmed in writing as soon as practicable after the giving of such instructions;

(h)           the Rights Agent and any shareholder or stockholder, director, officer or employee of the Rights Agent may buy, sell or deal in Shares, Rights or other securities of the Company or become pecuniarily interested in any transaction in which the Company may be interested, or contract with or lend money to the Company or otherwise act as fully and freely as though it were not Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Company or for any other legal entity; and

(i)           the Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Company resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4                        Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 60 days notice (or such lesser notice as is acceptable to the Company) in writing mailed to the Company and to each transfer agent of Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9. The Company may remove the Rights Agent upon 30 days notice in writing, mailed to the Rights Agent and to each transfer agent of the Shares by registered or certified mail and to the holders of Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Company will appoint a successor to the Rights Agent. If the Company fails to make such appointment within a period of 30 days after such removal or after it has been notified in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent, then by prior written notice to the Company the resigning Rights Agent or the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate, if any, for inspection by the Company), may apply, at the Company's expense, to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Company or by such a court, shall be a Company incorporated under the laws of Canada or a province thereof authorized to carry on the business of a trust company in the Province of British Columbia. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but the predecessor Rights Agent shall, upon payment in full of any outstanding amounts owing by the Company to the Rights Agent under this Agreement, deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Company will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Shares, and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of any successor Rights Agent, as the case may be.

ARTICLE 5

MISCELLANEOUS

5.1                        Redemption and Waiver

(a)           The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares or of the holders of Rights given in accordance with Section 5.1(i) or (j), as the case may be, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to the provisions of this Section 5.1, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.00001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price").

(b)           The Board of Directors acting in good faith may, with the prior approval of the holders of Voting Shares given in accordance with Section 5.1(i), determine, at any time prior to the occurrence of a Flip-in Event as to which the application of Section 3.1 has not been waived pursuant to this Section 5.1, if such Flip-in Event would occur by reason of an acquisition of Voting Shares otherwise than pursuant to a Take-over Bid made by means of a take-over bid circular to all holders of record of Voting Shares and otherwise than in the circumstances set forth in Subsection 5.1(d), to waive the application of Section 3.1 to such Flip-in Event. In the event that the Board of Directors proposes such a waiver, the Board of Directors shall extend the Separation Time to a date subsequent to and not more than ten Business Days following the meeting of shareholders called to approve such waiver.

(c)           The Board of Directors acting in good faith may, until the occurrence of a Flip-in Event and upon prior written notice delivered to the Rights Agent, determine to waive the application of Section 3.1 to such particular Flip-in Event, provided that the Flip-in Event would occur by reason of a Take-over Bid made by way of take-over bid circular sent to all holders of Voting Shares (which for greater certainty shall not include the circumstances described in Subsection 5.1(d)); provided that if the Board of Directors waives the application of Section 3.1 to a particular Flip-in Event pursuant to this Subsection 5.1(c), the Board of Directors shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event subsequently occurring by reason of any Take-over Bid which is made by means of a take-over bid circular to all holders of Voting Shares prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this Subsection 5.1(c) .

(d)           Notwithstanding the provisions of Subsections 5.1(b) and (c) hereof, the Board of Directors may waive the application of Section 3.1 in respect of the occurrence of any Flip-in Event if the Board of Directors has determined within ten Trading Days following a Stock Acquisition Date that a Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person under this Agreement, and in the event such waiver is granted by the Board of Directors, such Stock Acquisition Date shall be deemed not to have occurred. Any such waiver pursuant to this Subsection 5.1(d) must be on the condition that such Person, within 14 days after the foregoing determination by the Board of Directors or such earlier or later date as the Board of Directors may determine (the "Disposition Date"), has reduced its Beneficial Ownership of Voting Shares such that the Person is no longer an Acquiring Person. If the Person remains an Acquiring Person at the close of business on the Disposition Date, the Disposition Date shall be deemed to be the date of occurrence of a further Stock Acquisition Date and Section 3.1 shall apply thereto.

(e)           The Board of Directors, shall, without further formality, be deemed to have elected to redeem the Rights at the Redemption Price on the date that a Person which has made a Permitted Bid, a Competing Permitted Bid or a Take-Over Bid in respect of which the Board of Directors has waived, or is deemed to have waived, pursuant to Subsection 5.1(c) the application of Section 3.1, takes up and pays for Voting Shares in connection with such Permitted Bid, Competing Permitted Bid or Take-over bid, as the case may be.

(f)           Where a Take-over Bid that is not a Permitted Bid Acquisition is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board of Directors may elect to redeem all the outstanding Rights at the Redemption Price. Upon the Rights being redeemed pursuant to this Subsection 5.1(f), all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and Rights Certificates representing the number of Rights held by each holder of record of Shares as of the Separation Time had not been mailed to each such holder and for all purposes of this Agreement the Separation Time shall be deemed not to have occurred.

(g)           If the Board of Directors elects or is deemed to have elected to redeem the Rights, and, in circumstances in which Subsection 5.1(a) is applicable, such redemption is approved by the holders of Voting Shares or the holders of Rights in accordance with Subsection 5.1(i) or (j), as the case may be, the right to exercise the Rights, will thereupon, without further action and without notice, terminate and the only right thereafter of the holders of Rights shall be to receive the Redemption Price.

(h)           Within 10 Business Days after the Board of Directors elects or is deemed to elect, to redeem the Rights or if Subsection 5.1(a) is applicable within 10 Business Days after the holders of Shares of the holders of Rights have approved a redemption of Rights in accordance with Section 5.1(i) or (j), as the case may be, the Company shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the transfer agent for the Voting Shares. Any notice which is mailed in the manner herein provided shall be deemed given, whether or not the holder receives the notice. Each such notice of redemption will state the method by which the payment of the Redemption Price will be made. The Company may not redeem, acquire or purchase for value any Rights at any time in any manner other than specifically set forth in this Section 5.1 or in connection with the purchase of Shares prior to the Separation Time.

(i)           If a redemption of Rights pursuant to Subsection 5.1(a) or a waiver of a Flip-in Event pursuant to Section 5.1(b) is proposed at any time prior to the Separation Time, such redemption or waiver shall be submitted for approval to the holders of Voting Shares. Such approval shall be deemed to have been given if the redemption or waiver is approved by the affirmative vote of a majority of the votes cast by Independent Shareholders represented in person or by proxy at a meeting of such holders duly held in accordance with applicable laws.

(j)           If a redemption of Rights pursuant to Subsection 5.1(a) is proposed at any time after the Separation Time, such redemption shall be submitted for approval to the holders of Rights. Such approval shall be deemed to have been given if the redemption is approved by holders of Rights by a majority of the votes cast by the holders of Rights represented in person or by proxy at and entitled to vote at a meeting of such holders. For the purposes hereof, each outstanding Right (other than Rights which are Beneficially Owned by any Person referred to in clauses (i) to (v) inclusive of the definition of Independent Shareholders) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws and the British Columbia Business Corporations Act with respect to meetings of shareholders of the Company.

5.2                        Expiration

No Person shall have any rights whatsoever pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 of this Agreement.

5.3                        Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or the Rights to the contrary, the Company may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by the Board of Directors to reflect any adjustment or change in the number or kind or class of securities purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4                        Supplements and Amendments

(a)           The Company may make amendments to this Agreement to correct any clerical or typographical error or which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder. The Company may, prior to the date of the shareholders' meeting to be held prior to the Meeting Deadline Date referred to in Section 5.15(b), supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights without the approval of any holders of Rights or Voting Shares in order to make any changes which the Board of Directors acting in good faith may deem necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no such supplement or amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b)           Subject to Subsection 5.4(a) and the prior approval of the Toronto Stock Exchange (if required), the Company may, with the prior approval of the holders of Voting Shares obtained as set forth below, at any time before the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if the action requiring such approval is authorized by the affirmative vote of a majority of the votes cast by Independent Shareholders present or represented at and entitled to be voted at a meeting of the holders of Voting Shares duly called and held in compliance with applicable laws and the articles and by-laws of the Company.

(c)           Subject to Subsection 5.4(a), the Company may, with the prior approval of the holders of Rights, at any time on or after the Separation Time, supplement, amend, vary, rescind or delete any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally), provided that no such amendment, variation or deletion shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent thereto.

(d)           Any approval of the holders of Rights shall be deemed to have been given if the action requiring such approval is authorized by the affirmative votes of the holders of Rights present or represented at and entitled to be voted at a meeting of the holders of Rights and representing a majority of the votes cast in respect thereof. For the purposes hereof, each outstanding Right (other than Rights which are void pursuant to the provisions hereof) shall be entitled to one vote, and the procedures for the calling, holding and conduct of the meeting shall be those, as nearly as may be, which are provided in the Company's by-laws with respect to meetings of shareholders of the Company.

(e)           Any amendments made by the Company to this Agreement pursuant to Subsection 5.4(a) which are required to maintain the validity of this Agreement as a result of any change in any applicable legislation or regulations or rules thereunder shall:

(i)           if made before the Separation Time, be submitted to the shareholders of the Company at the next meeting of shareholders and the shareholders may, by the majority referred to in Subsection 5.4(b), confirm or reject such amendment;

(ii)           if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of shareholders of the Company and the holders of Rights may, by resolution passed by the majority referred to in Subsection 5.4(d), confirm or reject such amendment.

Any such amendment shall be effective from the date of the resolution of the Board of Directors adopting such amendment, until it is confirmed or rejected or until it ceases to be effective (as described in the next sentence) and, where such amendment is confirmed, it continues in effect in the form so confirmed. If such amendment is rejected by the shareholders or the holders of Rights or is not submitted to the shareholders or holders of Rights as required, then such amendment shall cease to be effective from and after the termination of the meeting (or any adjournment of such meeting) at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board of Directors to amend this Agreement to substantially the same effect shall be effective until confirmed by the shareholders or holders of Rights as the case may be.

5.5                        Fractional Rights and Fractional Shares

(a)           The Company shall not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time, in lieu of issuing fractional Rights, the Company shall pay to the holders of record of the Rights Certificates (provided the Rights represented by such Rights Certificates are not void pursuant to the provisions of Subsection 3.1(b), at the time such fractional Rights would otherwise be issuable), an amount in cash equal to the fraction of the Market Price of one whole Right that the fraction of a Right that would otherwise be issuable is of one whole Right.

(b)           The Company shall not be required to issue fractions of Shares upon exercise of Rights or to distribute certificates which evidence fractional Shares. In lieu of issuing fractional Shares, the Company shall pay to the registered holders of Rights Certificates, at the time such Rights are exercised as herein provided, an amount in cash equal to the fraction of the Market Price of one Share that the fraction of a Share that would otherwise be issuable upon the exercise of such Right is of one whole Share at the date of such exercise.

5.6                        Rights of Action

Subject to the terms of this Agreement, all rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights. Any holder of Rights, without the consent of the Rights Agent or of the holder of any other Rights, may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights enforce, and may institute and maintain any suit, action or proceeding against the Company to enforce such holder's right to exercise such holder's Rights, or Rights to which such holder is entitled, in the manner provided in such holder's Rights Certificate and in this Agreement. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of the obligations of any Person subject to, this Agreement.

5.7                        Regulatory Approvals

Any obligation of the Company or action or event contemplated by this Agreement shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority, including without limiting the generality of the foregoing, any necessary approvals of The Toronto Stock Exchange, or any other applicable stock exchange or market.

5.8                        Notice of Proposed Actions

In case the Company shall propose after the Separation Time and prior to the Expiration Time to effect the liquidation, dissolution or winding up of the Company or the sale of all or substantially all of the Company's assets, then, in each such case, the Company shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 20 Business Days prior to the date of taking of such proposed action by the Company.

5.9                        Notices

(a)           Notices or demands authorized or required by this Agreement to be given or made by the Rights Agent or by the holder of any Rights to or on the Company shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Rights Agent), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Taseko Mines Limited
15th Floor
1040 West Georgia Street
Vancouver, BC V6E 4H1

Attention:           President and CEO
Facsimile:            (778) 373-4534

(b)           Notices or demands authorized or required by this Agreement to be given or made by the Company or by the holder of any Rights to or on the Rights Agent shall be sufficiently given or made if delivered, sent by registered or certified mail, postage prepaid (until another address is filed in writing with the Company), or sent by facsimile or other form of recorded electronic communication, charges prepaid and confirmed in writing, as follows:

Computershare Investor Services Inc.
3rd Floor
510 Burrard Street
Vancouver, BC V6C 3B9

Attention:           General Manager, Client Services
Facsimile:            (604) 661-9401

(c)           Notices or demands authorized or required by this Agreement to be given or made by the Company or the Rights Agent to or on the holder of any Rights shall be sufficiently given or made if delivered or sent by first class mail, postage prepaid, addressed to such holder at the address of such holder as it appears upon the register of the Rights Agent or, prior to the Separation Time, on the register of the Company for its Shares. Any notice which is mailed or sent in the manner herein provided shall be deemed given, whether or not the holder receives the notice.

(d)           Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of telegraphing, telecopying or sending of the same by other means of recorded electronic communication (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Company and the Rights Agent may from time to time change its address for notice by notice to the other given in the manner aforesaid.

5.10                      Costs of Enforcement

The Company agrees that if the Company fails to fulfil any of its obligations pursuant to this Agreement, then the Company will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder, on a solicitor and his own client basis, to enforce his rights pursuant to any Rights or this Agreement.

5.11                      Successors

All the covenants and provisions of this Agreement by or for the benefit of the Company or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.12                      Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Company, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; further, this Agreement shall be for the sole and exclusive benefit of the Company, the Rights Agent and the holders of the Rights.

5.13                      Governing Law

This Agreement and each Right issued hereunder shall be deemed to be a contract made under the laws of the Province of British Columbia and for all purposes shall be governed by and construed in accordance with the laws of such Province applicable to contracts to be made and performed entirely within such Province.

5.14                      Severability

If any term or provision hereof or the application thereof to any circumstance shall, in any jurisdiction and to any extent, be invalid or unenforceable, such term or provision shall be ineffective only as to such jurisdiction and to the extent of such invalidity or unenforceability in such jurisdiction without invalidating or rendering unenforceable or ineffective the remaining terms and provisions hereof in such jurisdiction or the application of such term or provision in any other jurisdiction or to circumstances other than those as to which it is specifically held invalid or unenforceable.

5.15                      Effective Date

(a)           Subject to Section 5.15(b), this Agreement:

(i)           shall be effective and in full force and effect in accordance with its terms from and after the Effective Date, and shall constitute the entire agreement between the parties pertaining to the subject matter hereof, as of such time on the Effective Date; and

(ii)           shall expire and be of no further force or effect from and after the earlier of (the "Expiration Time"): (i) the Termination Time, and (ii) the time at which the annual meeting of shareholders of the Company held in 2016 terminates.

(b)           Notwithstanding Section 5.15(a), if this Agreement is not confirmed by a resolution passed by a majority of the votes cast by Independent Shareholders who vote in respect of approval of this Agreement and the Rights Plan at a meeting of shareholders to be held not later than the Meeting Deadline Date, then this Plan and all outstanding Rights shall terminate and be null and void and of no further force and effect from and after the Close of Business on the Meeting Deadline Date.

5.16                      Determinations and Actions by the Board of Directors

All actions, calculations and determinations (including all omissions with respect to the foregoing) which are done or made or approved by the Board of Directors in connection herewith, in good faith, shall not subject the Board of Directors or any director of the Company to any liability to the holders of the Rights.

5.17                      Compliance With Money Laundering Legislation

The Rights Agent shall retain the right not to act and shall not be liable for refusing to act if, due to a lack of information or for any other reason whatsoever, the Rights Agent reasonably determines that such an act might cause it to be in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline. Further, should the Rights Agent reasonably determine at any time that its acting under this Agreement has resulted in it being in non-compliance with any applicable anti-money laundering or anti-terrorist legislation, regulation or guideline, then it shall have the right to resign on 10 days' written notice to the Company, provided: (i) that the Rights Agent's written notice shall describe the circumstances of such non-compliance; and (ii) that if such circumstances are rectified to the Rights Agent's satisfaction within such 10-day period, then such resignation shall not be effective.

5.18                      Privacy Provision

The parties acknowledge that federal and/or provincial legislation that addresses the protection of individual's personal information (collectively, "Privacy Laws") may apply to obligations and activities under this Agreement. Despite any other provision of this Agreement, neither party will take or direct any action that would contravene, or cause the other to contravene, applicable Privacy Laws. The Company will, prior to transferring or causing to be transferred personal information to the Rights Agent, obtain and retain required consents of the relevant individuals to the collection, use and disclosure of their personal information, or will have determined that such consents either have previously been given upon which the parties can rely or are not required under applicable Privacy Laws.

5.19                      Declaration as to Non-Canadian Holders

If in the opinion of the Board of Directors (who may rely upon the advice of counsel) any action or event contemplated by this Agreement would require compliance by the Company with the securities laws or comparable legislation of a jurisdiction outside Canada or the United States, the Board of Directors acting in good faith shall take such actions as it may deem appropriate to ensure such compliance. In no event shall the Company or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada or the United States, in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.20                      Time of the Essence

Time shall be of the essence in this Agreement.

5.21                      Execution in Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts shall for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of May 2, 2013.

TASEKO MINES LIMITED

Per:     ___________________________________
           Authorized Signatory

Per:     ___________________________________
           Authorized Signatory

COMPUTERSHARE INVESTOR SERVICES INC.

Per:     ___________________________________
           Account Manager

Per:     ___________________________________
            Account Manager

ATTACHMENT 1

TASEKO MINES LIMITED

SHAREHOLDER RIGHTS AGREEMENT (as defined below)

[Form of Rights Certificate]

Certificate No.	Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE TRUST, AND AMENDMENT OR TERMINATION ON THE TERMS SET FORTH IN THE SHAREHOLDER RIGHTS AGREEMENT (AS DEFINED BELOW). UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUBSECTION 3.1(b) OF THE SHAREHOLDER RIGHTS AGREEMENT (AS DEFINED BELOW)), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, OR TRANSFEREES OF AN ACQUIRING PERSON OR CERTAIN RELATED PARTIES, MAY BECOME VOID.

Rights Certificate

This certifies that , or registered assigns, is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Shareholder Rights Plan Agreement, dated as of May 2, 2013 as the same may be amended or supplemented from time to time (the "Shareholder Rights Agreement"), between Taseko Mines Limited, a Company incorporated under the British Columbia Business Corporations Act, (the "Company") and Computershare Investor Services Inc., a trust company incorporated under the laws of Canada (the "Rights Agent") (which term shall include any successor Rights Agent under the Shareholder Rights Agreement), to purchase from the Company at any time after the Separation Time (as such term is defined in the Shareholder Rights Agreement) and prior to the Expiration Time (as such term is defined in the Shareholder Rights Agreement), one fully paid common share of the Company (a "Share") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate with the Form of Election to Exercise (in the form provided hereinafter) duly executed and submitted to the Rights Agent at its principal office in any of the cities of Vancouver and Toronto. Until adjustment thereof in certain events as provided in the Shareholder Rights Agreement, the Exercise Price shall be:

(a)           until the Separation Time, an amount equal to three times the Market Price (as such term is defined in the Shareholder Rights Agreement), from time to time, per Share; and

(b)           from and after the Separation Time, an amount equal to three times the Market Price, as at the Separation Time, per Share.

In certain circumstances described in the Shareholder Rights Agreement, each Right evidenced hereby may entitle the registered holder thereof to purchase or receive assets, debt securities or shares of the Company other than Shares, or more or less than one Share, all as provided in the Shareholder Rights Agreement.

This Rights Certificate is subject to all of the terms and provisions of the Shareholder Rights Agreement, which terms and provisions are incorporated herein by reference and made a part hereof and to which Shareholder Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Company and the holders of the Rights Certificates. Copies of the Shareholder Rights Agreement are on file at the registered office of the Company and are available upon request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at any of the offices of the Rights Agent designated for such purpose, may be exchanged for another Rights Certificate or Rights Certificates of like tenor and date evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Shareholder Rights Agreement, the Rights evidenced by this Rights Certificate may be, and under certain circumstances are required to be, redeemed by the Company at a redemption price of $0.00001 per Right.

No fractional Shares will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Shareholder Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive dividends or be deemed for any purpose the holder of Shares or of any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Shareholder Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the Rights of a shareholder of the Company or any right to vote for the election of directors or upon any matter submitted to shareholders at any meeting thereof, or to give or withhold consent to any corporate action, or to receive notice of meetings or other actions affecting shareholders (except as provided in the Shareholder Rights Agreement), or to receive dividends or subscription rights, or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Shareholder Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officer of the Company and its corporate seal.

Date: ____________________________________

TASEKO MINES LIMITED

Per:     ___________________________________
           Authorized Signatory

Per:     ___________________________________
           Authorized Signatory

Countersigned:

COMPUTERSHARE INVESTOR SERVICES INC.

Per:     ___________________________________
           Account Manager

Per:     ___________________________________
           Account Manager

FORM OF ASSIGNMENT

(To be executed by the registered holder if such holder desires to transfer the Rights Certificate.)

FOR VALUE RECEIVED _____________________________________________hereby sells, assigns and transfers unto

(Please print name and address of transferee.)

the Rights represented by this Rights Certificate, together with all right, title and interest therein, and does hereby irrevocably constitute and appoint ________________________ _________________________________, as attorney, to transfer the within Rights on the books of the Company, with full power of substitution.

Dated: ______________________________________
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada, a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

CERTIFICATE
(To be completed if true.)

The undersigned party transferring Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

(To be attached to each Rights Certificate.)

FORM OF ELECTION TO EXERCISE

(To be executed by the registered holder if such holder desires to exercise the Rights Certificate.)

TO:      ______________________________________________________

The undersigned hereby irrevocably elects to exercise _____________________ whole Rights represented by the attached Rights Certificate to purchase the Shares or other securities, if applicable, issuable upon the exercise of such Rights and requests that certificates for such securities be issued in the name of:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated: ________________________________________
Signature

(Please print name of Signatory)

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

(Name)

(Address)

(City and Province)

Social Insurance Number or other taxpayer identification number.

Dated: _________________________________________
Signature

(Please print name of Signatory)

Signature Guaranteed: (Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever.)

Signature must be guaranteed by a Canadian chartered bank or trust company, a member firm of a recognized stock exchange in Canada a registered national securities exchange in the United States, a member of the Investment Dealers Association of Canada or National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office or correspondent in Canada or the United States or a member of the Securities Transfer Association Medallion (Stamp) Program.

CERTIFICATE
(To be completed if true.)

The undersigned party exercising Rights hereunder, hereby represents, for the benefit of all holders of Rights and Shares, that the Rights evidenced by this Rights Certificate are not, and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or an Affiliate or Associate thereof or a Person acting jointly or in concert with any of the foregoing. Capitalized terms shall have the meaning ascribed thereto in the Shareholder Rights Agreement.

Signature

(Please print name of Signatory)

(To be attached to each Rights Certificate.)

NOTICE

In the event the certification set forth above in the Forms of Assignment and Election to Exercise is not completed, the Company will deem the Beneficial Owner of the Rights evidenced by this Rights Certificate to be an Acquiring Person or an Affiliate or Associate thereof (as defined in the Shareholder Rights Agreement). No Rights Certificates shall be issued in exchange for a Rights Certificate owned or deemed to have been owned by an Acquiring Person or an Affiliate or Associate thereof, or by a Person acting jointly or in concert with an Acquiring Person or an Affiliate or Associate thereof.

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